As filed pursuant to Rule 424(b)(3)

under the Securities At of 1933

Registration No. 333-184948

PROSPECTUS

Heatwurx, Inc.

Up to 8,210,000 Shares of Common Stock

We are registering:

•

the resale by our common stockholders of 1,750,000 shares of outstanding common stock; and

•

6,460,000 shares of common stock issuable upon conversion of Series A, B and C Preferred Stock.

No public market currently exists for our common stock and we can give no assurance that a public market will develop for our securities in the future.

We will not receive any proceeds from the sale of the 1,750,000 shares of common stock offered by our selling stockholders or from  the sale of the 6,460,000 shares of common stock issuable upon conversion of Series A, B and C Preferred Stock and offered by our selling stockholders.

The selling stockholders will sell their stock at $3.00 per share, which is the offering price, until our shares are quoted on the OTCQB Marketplace, operated by OTC Markets Group, and thereafter at prevailing market prices or privately negotiated prices.  Actual prices may vary based on prevailing market prices or privately negotiated prices.

Heatwurx, Inc. is an emerging growth company as defined in Section 2(a) of the Securities Act of 1933.

Investing in these securities involves a high degree of risk and immediate and substantial dilution. See ‘‘Risk Factors’’ beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 5, 2013

TABLE OF CONTENTS

  Page

Prospectus Summary

1

Risk Factors

4

Cautionary Note Regarding Forward-Looking Statements

14

Use of Proceeds

15

Dividend Policy

15

Management’s Discussion and Analysis of Financial Condition and Results of Operations

15

Business

20

Directors, Executive Officers, Promoters and Control Persons

25

Executive Compensation

28

Security Ownership of Certain Beneficial Owners and Management

30

Certain Relationships and Related Transactions

32

Description of Securities

34

Selling Stockholders

36

Sale of Securities and Plan of Distribution

39

Legal Matters

41

Experts

41

Where You Can Find More Information

41

Until September 3, 2013, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealers’ obligation to deliver a prospectus when acting as Underwriter and with respect to their unsold allotments or subscriptions.

This prospectus contains statistical data, estimates and forecasts that are based on independent industry publications, other publicly available information and information based on our internal sources.

Neither we nor the selling stockholders have authorized anyone to provide you with information or to make any representations other than those contained in this prospectus. We take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

PROSPECTUS SUMMARY

This summary highlights key aspects of the information contained elsewhere in this prospectus. You should read this entire prospectus carefully, including the financial statements and the notes to the financial statements included elsewhere in this prospectus.

Heatwurx, Inc.

General

Heatwurx, Inc. was incorporated under the laws of the State of Delaware on March 29, 2011 as Heatwurxaq, Inc. and subsequently changed its name to Heatwurx, Inc. on April 15, 2011. Our founders were Larry Griffin and David Eastman, the principals of Hunter Capital Group, LLC, an investment banking entity, which acquired our technology, equipment designs, trademarks, and patent applications from Richard Giles, the inventor and a founder of the Company, in April 2011.

On April 15, 2011, the Company entered into an Asset Purchase Agreement with Mr. Giles, who is still a current stockholder. Pursuant to the agreement, the Company purchased the related business and activities of the design, manufacture and distribution of asphalt repair machinery under the Heatwurx brand. The total purchase price was $2,500,000. The purchase price was paid in a $1,500,000 cash payment and the issuance of a senior subordinated note to the seller in the amount of $1,000,000.

The business essentially consisted of the investment in research and development of the technology, the patents applied for as a result of the research and development activities and certain distribution relationships that were in process, but not finalized as of the acquisition date.  Collectively, these investments constitute the in-process research and development we refer to as the “asphalt preservation and repair solution”.  The Company capitalized $2,500,000 of in-process research and development related to this asphalt preservation and repair solution. As of October 1, 2012, in-process research and development is now classified as developed technology and amortized over its estimated useful life of 7 years. The estimated fair value of the in-process research and development was determined using the income approach.  Under the income approach, the expected future cash flows from the asset are estimated and discounted to its net present value at an appropriate risk-adjusted rate of return.

In conjunction with the Asset Purchase Agreement, the Company granted Mr. Giles 200,000 performance stock options with an exercise price of $0.40 per share and a term of 7 years. Following the 7 for 1 forward stock split completed in October 2011, the 200,000 performance stock options were exchanged for 1,400,000 performance stock options with an exercise price of $0.057 per share.

The performance stock options will vest in full on the occurrence of any the following, determined in accordance with generally accepted accounting principles in the United States: (1) The Company achieves total revenue in year 2013 of $24,750,000; (2) the Company achieves total revenue in year 2014 of $49,500,000; or (3) the Company achieves total revenue in year 2015 of $99,000,000. If the performance stock options do not vest per the aforementioned vesting schedule, the performance stock options will immediately terminate and expire.

In connection with the acquisition, we raised $1,500,000 in senior secured debt and $500,000 through the offering of Series A Preferred Stock to three investors.  In October 2011, we completed a 7-1 forward stock split and raised gross proceeds of $3,000,000 through the sale of our Series B Preferred Stock.  In August 2012, we raised gross proceeds of $1,520,000 through the sale of our Series C Preferred Stock.  In August 2012, the proceeds from the sale of the Series C Preferred Stock were used to repay our senior secured debt.  Subsequent to the sale of our Series B Preferred Stock, our two founders, Messrs. Griffin and Eastman stepped down as officers and directors of the Company and did not retain an ownership interest.

Management anticipates that the Company will require additional funds to continue operations.  As of March 31, 2013, we had approximately $422,000 cash on hand and were spending approximately $250,000 per month, of which only a minor amount was satisfied by gross proceeds from operations.  Hence, the amount of cash on hand is not adequate to meet our operating expenses over the next twelve months.  In addition, we have an obligation to make principal payments of $1,000,000 on our current senior subordinated note payable beginning in October 2013 through April 2014, and to repay on September 15, 2013, the $1,000,000 for our senior secured promissory notes issued in May 2013.  We anticipate the need to secure funding of up to approximately $4,500,000 over the next twelve months to meet our cash flow requirements and repay our secured debt.  We currently have no firm commitments or arrangements to secure the additional funds.  We anticipate that these funds would be raised by management through the sale of equity or debt securities.  Without these additional funds, we may be required to reduce operations, curtail any future growth opportunities, or cease operations all together.  (See “Risk Factors” below.)

We have limited sales and a history of operating losses. We reported a net operating loss for the period from incorporation on March 29, 2011 to March 31, 2013.  We also had an accumulated deficit of approximately $4,277,000 at March 31, 2013. We anticipate that we will continue to incur operating losses in the near term and we may not be able to achieve profitable operations. In order to achieve profitable operations we need to secure sufficient sales of our preservation and repair equipment. Our potential customers are federal, state, and local governmental entities, pavement contractors, equipment distributors and original equipment manufacturers.  We cannot be certain that our business will be successful or that we will generate significant revenues and become profitable. If we are unable to achieve profitability or locate alternate sources of capital, we may be forced to cease operations.

From November 2013 through April 2014, the Company was in the process of completing a proposed initial public offering with a designated underwriter.  Due to market timing and other factors, this offering was abandoned in May 2013.  As further described throughout this prospectus, management of the company intends to raise additional capital through a private placement of equity or debt securities.

In May 2013, we raised an additional $1,000,000 pursuant to the terms of a Senior Loan Agreement and the issuance of Senior Secured Promissory Notes.  In connection with these loans, we have agreed to pay each investor an origination fee of 1.5%, for a maximum of $15,000, of the amount loaned to us within 10 days following the date of the loan.  These promissory notes mature on September 15, 2013, and bear interest at 12% per annum.  Interest is payable monthly commencing on the first day of the month following the issuance date of the notes.  The loans are secured by all of our assets, except for certain equipment we have previously financed.  Mr. Giles has agreed to subordinate to these lenders his security interest in our assets granted under the Subordinated Security Agreement dated April 15, 2011, between us and Mr. Giles entered into in connection with the senior subordinated note issued to him in the amount of $1,000,000.

Successful completion of the Company’s development program and its transition to profitable operations is dependent upon obtaining additional financing adequate to fulfill its development and commercialization activities, and achieve a level of revenues adequate to support the Company’s cost structure.  Many of the Company’s objectives to establish profitable business operations rely upon the occurrence of events outside its control; there is no assurance that the Company will be successful in accomplishing these objectives.

The issues described above raise substantial doubt about our ability to continue as a going concern.  Our independent accounting firm has included an explanatory paragraph in its audit opinion for our financial statements for the years ended December 31, 2012 and 2011 describing this condition.  Our management intends to address these issues by raising additional capital through a private placement of equity or debt securities.  We have no current agreements or arrangements to provide this additional financing and there can be no assurance that we will be able raise additional capital through the successful completion of a private placement.

We have not yet commercialized our products and we are therefore classified as a developmental stage enterprise.

We are an asphalt preservation and repair equipment company.  Our innovative, and eco-friendly hot-in-place recycling process corrects surface distresses within the top three inches of existing pavement by heating the surface material to a temperature between 300 ° and 350° Fahrenheit with our electrically powered infrared heating equipment, mechanically loosening the heated material with our processor/tiller attachment that is optimized for producing a seamless repair, and mixing in additional recycled asphalt pavement and a binder (asphalt-cement), and then compacting repaired area with a vibrating roller or compactor.  We consider our equipment to be eco-friendly as the Heatwurx process reuses and rejuvenates distressed asphalt, uses recycled asphalt pavement for filler material, eliminates travel to and from asphalt batch plants, and extends the life of the roadway.  We believe our equipment, technology and processes provide savings over other processes that can be more labor and equipment intensive.

Our hot-in-place recycling process and equipment has been selected by the Technology Implementation Group of the American Association of State Highway Transportation Officials (AASHTO TIG) as an “additionally Selected Technology” for the year 2012. We develop, manufacture and intend to sell our unique and innovative and eco-friendly equipment to federal, state and local agencies as well as contractors for the repair and rehabilitation of damaged and deteriorated asphalt surfaces.

Our executive offices are located at 6041 South Syracuse Way, Suite 315, Greenwood Village, Colorado 80111 and our telephone number is (303) 532-1641.  Our website is www.heatwurx.com.  The information on or accessible through our website does not constitute a part of, and is not incorporated into, this prospectus.

The Offering

Securities outstanding prior to this offering: Common stock Preferred stock	1,900,000 shares 2,860,000 shares (1)
Securities offered:
Common stock	1,750,000 shares
Common stock issuable upon conversion of Series A, B and C Preferred Stock	6,460,000 shares

Use of proceeds

We will not receive any proceeds from the sale of the 1,750,000 shares of common stock offered by our selling stockholders.

We will not receive any proceeds from the conversion or sale of the 6,460,000 shares of common stock issuable upon conversion of Series A, B and C Preferred Stock and offered by our selling stockholders.

Risk factors	Please read “Risk Factors” for a discussion of factors you should consider before investing in our common stock.

(1)

Preferred stockholders may elect to convert shares of their preferred stock into shares of common stock as follows:

•

Series A – 600,000 shares of Series A Preferred Stock are convertible into 4,200,000 shares of common stock at $0.12 per share;

•

Series B – 1,500,000 shares of Series B Preferred Stock are convertible into 1,500,000 shares of common stock at $2.00 per share; and

•

Series C – 760,000 shares of Series C Preferred Stock are convertible into 760,000 shares of common stock at $2.00 per share.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. If any of the following risks actually occurs, our business, financial condition, and/or results of operations could suffer. In that case, the trading price of our shares of common stock could decline, and you may lose all or part of your investment. You should read the section entitled “ Cautionary Note Regarding Forward-Looking Statements” below for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this prospectus.

Risks Relating to Our Business

If we fail to raise additional capital to fund current operations, we may be unable to continue our proposed business operations as currently contemplated.

As discussed in several of the risk factors below, we will need additional funds to continue operations.  As of March 31, 2013, we had approximately $422,000 cash on hand and were spending approximately $250,000 per month, of which only a minor amount was satisfied by gross proceeds from operations.  Hence, the amount of cash on hand is not adequate to meet our operating expenses over the next twelve months.  In addition, we have an obligation to make principal payments of $1,000,000 on our current senior subordinated note payable beginning in October 2013 through April 2014, and to repay $1,000,000 in outstanding loans from lenders on September 15, 2013. We currently have no source for the funds necessary to satisfy either our operation cash flow requirements for the next twelve months or to repay the secured debt.  We are principally dependent upon obtaining funds from investors to meet our cash flow requirements.  If we are unsuccessful in doing so, we would be required to substantially revise our business plan or our business could fail. We anticipate the need to secure funding of up to approximately $4,500,000 over the next twelve months to meet our cash flow requirements and repay our secured debt.  We currently have no firm commitments or arrangements to secure the additional funds.  We anticipate that these funds would be raised by management through the sale of equity or debt securities.  We have not determined the terms of these financings and any terms ultimately secured from investors could be less favorable to us than if the needed financing were to fund expansion or less critical financial needs.  If we fail to raise all of the funds as needed, or if our ability to raise additional funds is substantially delayed for any reason, we may be required to reduce operations, curtail any future growth opportunities, or cease operations all together.

We have a limited operating history and there can be no assurance that we can achieve or maintain profitability.

We have a limited operating history, and the likelihood of our success must be evaluated in light of the problems, expenses, complications and delays that we may encounter because we are a small business. As a result, we may not be profitable and we may not be able to generate sufficient revenue to develop as we have planned.

Our ability to achieve and maintain profitability and positive cash flow is currently dependent upon and will continue to be dependent upon:

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the market’s acceptance of our equipment;

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our ability to keep abreast of the changes by government agencies and in laws related to our business, particularly in the areas of intellectual property and environmental regulation;

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our ability to maintain any competitive advantage via patents, if attainable, or protection of our intellectual property and trade secrets;

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our ability to attract customers who require the products we offer;

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our ability to generate revenues through the sale of our products to potential customers; and

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our ability to manage our logistics and operations and the distribution of our products and services.

If we are unable to successfully manage these aspects of our business, our business, financial condition, and/or results of operations could suffer, the trading price of our shares of common stock could decline, and you may lose all or part of your investment.

We have incurred operating losses since formation and our independent accountants have issued a going concern opinion with respect to our financial statements as of and for the years ended December 31, 2012 and 2011. We expect to continue to incur net losses for the near term and may not be able to attain a level of profitability sufficient to sustain operations without additional sources of capital.

We have limited sales and a history of operating losses. We reported a net operating loss for the period from incorporation on March 29, 2011 to March 31, 2013.  We also had an accumulated deficit of approximately $4,277,000 at March 31, 2013. We anticipate that we will continue to incur operating losses in the near term and we may not be able to achieve profitable operations. In order to achieve profitable operations we need to secure sufficient sales of our preservation and repair equipment. Our potential customers are federal, state, and local governmental entities, pavement contractors, equipment distributors and original equipment manufacturers.  We cannot be certain that our business will be successful or that we will generate significant revenues and become profitable. If we are unable to achieve profitability or locate alternate sources of capital, we may be forced to cease operations.

Successful completion of our development program and our transition to profitable operations is dependent upon obtaining additional financing adequate to fulfill our development and commercialization activities, and achieve a level of revenues adequate to support our cost structure.  We have no agreements or arrangements by which we could assure the additional funding.  Many of our objectives to establish profitable business operations rely upon the occurrence of events outside its control; there is no assurance that we will be successful in accomplishing these objectives.

The issues described above raise substantial doubt about our ability to continue as a going concern.  Our independent accounting firm has included an explanatory paragraph in its audit opinion describing this condition.  Our management intends to address these issues by raising additional capital through interim financing commencing with a private placement of our equity securities.  There can be no assurance that we will be able raise additional capital through the successful completion of a private placement.

We currently have a single manufacturer of our equipment.  If our manufacturing partner chooses not to manufacture our equipment or is otherwise unable to timely manufacture our equipment, we may not be able to locate another manufacturing partner in a timely manner to satisfy future demand for our products.

We currently have only one manufacturing partner, Boman Kemp, a Utah-based company.  We do not currently have a formal agreement with our manufacturing partner, who is free to discontinue manufacturing services for us or to increase prices charged to us.  This arrangement is adequate for the near term as we do not have a large number of customer orders and do not have any urgent need for equipment.  However, we anticipate that as our business grows, we will contract with additional manufacturing partners to protect us against business interruptions related to having a sole manufacturing partner.  If we experience any business interruption in our manufacturing partner’s business or if our manufacturing partner decides to discontinue manufacturing for us on mutually agreeable terms, we may be unable to meet commitments to existing customers or attract new ones.

We are developing our warranty policies. If we begin selling a material amount of equipment, we will need to formalize our warranty polices with our suppliers and our customers.  If we are unable to negotiate favorable warranty terms with our suppliers or, if our suppliers experience financial difficulties, we may have a material warranty obligation.

We have sold a limited number of units to date.  We intend to offer an industry standard one-year limited warranty and provide nationwide service though our OEM partners and resellers.  Although we anticipate that the majority of the warranty items will be passed through from the OEM partners and resellers through us and ultimately to the manufacturer, there are some parts on our equipment which will not be the responsibility of the manufacturer such as the heating elements on our HWX-30 electrically powered infrared heaters.  We will need to provide industry standard warranties on these parts as well.  In addition, if our manufacturing partner experiences financial difficulty we may have additional warranty exposure to the end customers.  If we have ultimate liability under any warranty claims, our financial position would be impacted and we may not be able to continue operations.

The growth of our business depends upon the development and successful commercial acceptance of our products.  If we are unable to achieve successful commercial acceptance of our product, our business, financial condition, and/or results of operations could suffer.

We depend upon a variety of factors to ensure that our preservation and repair equipment is successfully commercialized, including timely and efficient completion of design and development, implementation of manufacturing processes, and effective sales, marketing, and customer service. Because of the complexity of our products, significant delays may occur between development, introduction to the market and volume production phases.

The development and commercialization of our preservation and repair equipment involves many difficulties, including:

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retention and hiring of appropriate operational, research and development personnel;

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determining the products’ technical specifications;

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successful completion of the development process;

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successful marketing of the preservation and repair equipment and achieving customer acceptance;

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establishing, managing and maintaining key reseller relationships;

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producing products that meet the quality, performance and price expectations of our customers;

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developing effective sales, advertising and marketing programs; and

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managing additional customer service and warranty costs associated with supporting product modifications and/or subsequent potential field upgrades.

If we are unable to achieve successful commercial acceptance of our product, we may be unable to generate sufficient revenues to sustain operations and may be forced to cease operations.

We and our customers may be required to comply with a number of laws and regulations, both foreign and domestic, in the areas of safety, health and environmental controls. Failure to comply with government regulations could severely limit our sales opportunities and future revenues.

We intend to market our preservation and repair equipment domestically and internationally. We may be required to comply with local and international laws and regulations and obtain permits when required.  We also cannot be certain that we will be able to obtain or maintain, required permits and approvals, that new or more stringent environmental regulations will not be enacted or that if they are, that we will be able to meet the stricter standards.

Failure to obtain operating permits, or otherwise to comply with federal and state regulatory and environmental requirements, could affect our abilities to market and sell our preservation and repair equipment and could have a material adverse effect on our business, financial condition, and/or results of operations, any future trading price of our shares of common stock could decline, and you may lose all or part of your investment.

Our ability to grow the business depends on being able to demonstrate our equipment to potential customers and distributors and train them on proper usage.  If we do not add more demonstration teams, our growth may be limited geographically.

Our current marketing efforts utilize two driver/trainers that transport our equipment to potential customers and distributors to demonstrate the value of our equipment and train them on the process.  This team can travel approximately 1,000 miles in any direction to conduct the demonstrations and training.  These efforts are very time-consuming and with high gas prices, very expensive.  In order to overcome the natural geographic limitations, we intend to deploy demonstration equipment throughout the country and hire and train additional driver/trainers.

These efforts will be dependent upon our ability (i) to raise capital to purchase and/or lease new demonstration equipment and (ii) to locate and hire qualified personnel.  If we cannot raise additional capital or locate qualified personnel, it will be much more difficult to grow our business.  If that happens, any future trading price of our common stock may decline and our investors may lose all or a part of their investment.

Commodity or component price increases and/or significant shortages of component products may erode our expected gross profit on sales and adversely impact our ability to meet commitments to customers.

Steel is used in the manufacture of our products.  Accordingly, increases in the price of steel could significantly increase our production cost.  If we were unable to fully offset the effect of any such increased costs through price increases, productivity improvements, or cost reduction programs, our expected gross profit on sales would decline.

We also rely on suppliers to secure component products required for the manufacture of our products. We have no assurance that key suppliers will be able to increase production in a timely manner in the event of an increase in the demand for our products.  A disruption in deliveries to or from suppliers or decreased availability of components could have an adverse effect on our ability to meet our commitments to customers or increase our operating costs.  If component supply is insufficient for the demand for our products, we may be unable to meet commitments to existing customers or attract new ones.

Our business is subject to the risk that our customers and/or other companies will produce their own version of our equipment which could significantly reduce our expected product sales.

We intend to sell finished products through an independent reseller network and directly to OEMs.  Some of our potential customers are OEMs that currently manufacture or could in the future manufacture their own products.  Despite their manufacturing abilities, we believe that these customers have chosen to purchase from us due to the quality of our products and to reduce their production risks and maintain their company focus.  There is also the risk that other companies will copy our equipment and will become our competitors. However, we have no assurance that these customers will place significant equipment orders with us or continue to outsource manufacturing in the future.  Our sales would decline and our profit margin would suffer if our potential customers decide to produce their own version of our products or there is increased competition from other manufacturers.

Our future success is dependent, in part, on the performance and continued service of Stephen Garland and other key management personnel. Without their continued service, we may be forced to interrupt or cease operations .

We are presently dependent to a great extent upon the experience, abilities and continued services of Stephen Garland, our Chief Executive Officer, and our other executive officers, who are all at-will employees.  Mr. Garland is responsible for the development, and with the other members of the executive team, the execution of our strategic vision.  Mr. Garland also has developed and cultivated significant relationships in our industry that are critical to our success. As our company grows and more people are added to the team over time, Mr. Garland will share his knowledge of our company and the industry with new hires, and we will not be dependent upon Mr. Garland or any other individual.  However, until we grow, there is a disproportionate dependence upon Mr. Garland, and the loss of his services would significantly impair our business operations.  Some companies reduce the risk of the loss of key individuals by purchasing life insurance policies that pay the company upon the death of key personnel. We do not have a key man life insurance policy on Mr. Garland and do not intend to purchase one. If we interrupt or cease operations due to the loss of Mr. Garland’s or other executive officer availability, we may be unable to service our existing customers or acquire new customers, and our business may suffer and any future trading price in our stock may decline.

The success of our business depends upon our ability to attract, retain and motivate highly skilled employees.  If we experience any adverse outcome in such matters, our ability to grow and manage our business may suffer.

We currently rely upon outside consultants for many aspects of our operations.  Our ability to execute our business plan and be successful depends upon our ability to attract, retain and motivate highly skilled employees. As we expand our business, we will need to hire additional personnel to support our operations.  We may be unable to retain our key employees or attract other highly qualified employees in the future. If we fail to attract new personnel with the requisite skills and industry knowledge we will need to execute against our business plan, our business, financial condition, and/or results of operations could suffer.

The success of our business depends, in part, upon our infrared heating process and technical information which may be difficult to protect and may be perceived to infringe on the intellectual property rights of third parties. If we are unable to protect our products from being copied by others it may negatively impact our expected sales. Claims by others of infringement could prove costly to defend and if we are unsuccessful we could be forced into an expensive redesign of our products.

We believe that the identification, acquisition and development of our infrared heating process are key drivers of our business. Our success depends, in part, on our ability to obtain patents, and operate without infringing on the proprietary rights of third parties. We cannot assure you that:

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the patents of others will not have an adverse effect on our ability to conduct our business;

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our patents will be issued;

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our patents, if issued, will provide us with competitive advantages;

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patents, if issued, will not be challenged by third parties;

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we will develop additional proprietary technology that is patentable; or

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others will not independently develop similar or superior technologies, duplicate elements of our preservation and repair equipment or design around it.

In the future, we may be accused of patent infringement by other companies.  To defend and/or settle such claims, we may need to acquire licenses to use, or to contest the validity of, issued or pending patents. We cannot assure you that any license acquired under such patents would be made available to us on acceptable terms, if at all, or that we would prevail in any contest regarding the issued or pending patents of others. In addition, we could incur substantial costs in defending ourselves in suits brought against us for alleged infringement of another party's patents or in defending the validity or enforceability of our patents, if any, or in bringing patent infringement suits against other parties based on our patents. Any negative outcome of a patent infringement case or failure to obtain license agreements would necessitate the need to redesign our products, which creates added expense.  Such redesigned products may not be accepted in the market place and we may not be able to continue our operations.

Because we are smaller and have fewer financial and other resources than many other companies that manufacture and sell equipment for road repair work, we may not be able to successfully compete in the very competitive road repair work equipment industry.

There are over eleven million miles of paved roadways throughout the world. There is significant competition among companies that manufacture and sell equipment to repair existing roadways. Our business faces competition from companies that are much more connected to the decision-makers, have been in business for a longer period of time, and have the financial and other resources that would enable them to invest in new technologies if they chose to. These companies may be able to achieve substantial economies of scale and scope, thereby substantially reducing their costs and the costs to their customers.  If these companies are able to substantially reduce their marginal costs, the market price to the customer may decline and we may be not be able to offer our preservation and repair equipment at a price that allows us to compete economically. Even if we are able to operate profitably, these other companies may be substantially more profitable than us, which may make it more difficult for us to raise any financing necessary for us to achieve our business plan and may have a materially adverse effect on our business.

Mergers or other strategic transactions involving our competitors could weaken our competitive position, which could harm our operating results. If our competitors merge or are involved in other strategic transactions that place us at a disadvantage in the marketplace, our results of operations could decline.

Some of our competitors may enter into new alliances with each other or may establish or strengthen cooperative relationships.  Any consolidation, acquisition, alliance or cooperative relationship could lead to pricing pressure and could result in a competitor with greater financial, technical, marketing, service and other resources which could result in a loss of our expected market share. If this occurs, our results of operations could decline.

Our long-term plan depends, in part, on our ability to expand the sales of our products to customers located outside of the United States and, accordingly, our business will be susceptible to risks associated with international operations. If we are unable to successfully manage the risks involved in international operations, the expected growth of our business may be negatively impacted.

We have no experience operating in foreign jurisdictions. We continue to explore opportunities outside of North America.  Our lack of experience in operating our business outside of North America increases the risk that our current and any future international expansion efforts will not be successful. Conducting international operations subjects us to new risks that, generally, we do not face in the United States, including:

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fluctuations in currency exchange rates;

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unexpected changes in foreign regulatory requirements;

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longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

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difficulties in managing and staffing international operations;

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potentially adverse tax consequences, including the complexities of foreign value added tax systems and restrictions on the repatriation of earnings;

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localization of our solutions, including translation into foreign languages and associated expenses;

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the burdens of complying with a wide variety of foreign laws and different legal standards, including laws and regulations related to privacy;

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increased financial accounting and reporting burdens and complexities;

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political, social and economic instability abroad, terrorist attacks and security concerns in general; and

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reduced or varied protection for intellectual property rights in some countries.

If we fail to manage the risks associated with international operations, expected international sales may not materialize or may not prove to be as profitable as anticipated.

We may be sued by claimants that allege that they were injured due to our equipment.  Our business will be negatively impacted if we do not have sufficient insurance to protect us against these claims.

Any business today is at risk of becoming involved in lawsuits.  It is extremely difficult to identify all possibly claims that could be made against us based on our business, but to name a few, we may be sued by drivers that claim that roads repaired by our equipment caused them to get into an automobile accident.  Or a worker using our equipment to repair a road may claim that he or she was injured by our equipment.  These claims may or may not be meritorious.  In any event, we will attempt to protect ourselves against these claims by purchasing general liability insurance.  There can be no assurance that we will be able to obtain the insurance or that it will be sufficient to protect us against future claims.  Further, even if we obtain insurance, some of the litigation claims may not be covered under our insurance policies, or our insurance carriers may seek to deny coverage.  As a result, we might also be required to incur significant legal fees with no assurance of outcome, and we may be subject to adverse judgments or settlements that could significantly impair our ability to operate.

We may not maintain sufficient insurance coverage for the risks associated with our business operations. Accordingly, we may incur significant expenses for uninsured events and our business, financial condition and results of operations could be materially and adversely affected.

Risks associated with our business and operations include, but are not limited to, claims for wrongful acts committed by our officers, directors, employees and other representatives, the loss of intellectual property rights, the loss of key personnel and risks posed by natural disasters. Any of these risks may result in significant losses. We do not carry business interruption insurance. In addition, we cannot provide any assurance that our insurance coverage is sufficient to cover any losses that we may sustain, or that we will be able to successfully claim our losses under our insurance policies on a timely basis or at all. If we incur any loss not covered by our insurance policies, or the compensated amount is significantly less than our actual loss or is not timely paid, our business, financial condition and results of operations could be materially and adversely affected.

We have raised substantial amounts of capital in private placements and intend to continue to do so in the future, and if it is determined that we failed to comply with applicable securities laws, we could be subject to rescission claims or lawsuits that could severely damage our financial position.

We have offered and sold securities in private placements to investors, and may do so again in the future, pursuant to certain exemptions from the registration requirements of the Securities Act of 1933, as well as those of various state securities laws. Such exemptions are highly technical in nature and the basis for relying on such exemptions is factual; that is, the applicability of such exemptions depends upon our conduct and that of those persons contacting prospective investors and making the offering. We have not received a legal opinion to the effect that any of our prior offerings were exempt from registration under any federal or state law. Instead, we have relied upon the operative facts as the basis for such exemptions, including information provided by investors themselves. If any prior offerings did not qualify for such exemption, or if any future offering does not so qualify, an investor would have the right to rescind its purchase of the securities if it so desired. If investors were successful in seeking rescission, we would face severe financial demands that could adversely affect our business and operations. Additionally, if we did not, or do not in the future,  in fact qualify for the exemptions upon which we have relied, we may become subject to significant fines and penalties imposed by the Securities and Exchange Commission and state securities agencies.

We have historically operated as a private company and have limited experience in complying with public company obligations. Complying with these requirements will increase our costs and require additional management resources. Even with additional resources we may fail to adequately comply with public company obligations and, as a result, any future market price of our common stock could be negatively affected.

We will face increased legal, accounting, administrative and other costs and expenses as a public company. Compliance with the Sarbanes-Oxley Act of 2002, the Dodd-Frank Act of 2010, as well as rules of the Securities and Exchange Commission, for example, will result in significant initial cost to us as well as ongoing increases in our legal, audit and financial compliance costs. The Securities Exchange Act of 1934, as amended, will require, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.

As a public company, we will be subject to Section 404 of the Sarbanes-Oxley Act relating to internal control over financial reporting. We expect to incur significant expense and devote substantial management effort toward ensuring compliance with Section 404. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Implementing any appropriate changes to our internal controls may require specific compliance training for our directors, officers and employees, entail substantial costs to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate consolidated financial statements or other reports on a timely basis, could increase our operating costs and could materially impair our ability to operate our business.  Although we have not identified any material weaknesses in our internal control over financial reporting to date, we cannot assure you that our internal control over financial reporting will prove to be effective.

For as long as we remain an emerging growth company as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our public filings, periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We intend to take advantage of these reporting exemptions until we are no longer an emerging growth company.

We will remain an emerging growth company for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an emerging growth company as of the following December 31 or if our annual gross revenues equal or exceed $1 billion, we would cease to be an emerging growth company on the last day of the year in which that occurs. We cannot predict if investors will find our common stock less attractive because we may rely on the exemptions from certain reporting standards as an emerging growth company. If some investors find our common stock less attractive, there may be a less active trading market for our common stock, and our stock price may be more volatile or decline. In addition, as a “Smaller Reporting Company,” we enjoy the same exemptions as “emerging growth companies,” and those exemptions would continue to be available to us even after the emerging growth company status expires if we still are a smaller reporting company at such time.

If we fail to comply with our public company obligations, our investors may lose confidence in us, any future market price of our common stock could be negatively affected, and investigations by stock exchange/regulatory agencies could commence requiring additional management and financial resources.

New accounting pronouncements may impact our reported results of operations and financial position.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to opt out of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable. U.S. generally accepted accounting principles, or GAAP, and related implementation guidelines and interpretations can be highly complex and involve subjective judgments. Changes in these rules or their interpretation, the adoption of new pronouncements or the application of existing pronouncements to changes in our business could significantly alter our reported financial statements and results of operations.

Risks Related to our Common Stock:

Any public trading market for our common stock which may develop in the future will likely be a volatile one and will generally result in higher spreads in stock prices.

There is currently no public trading market for our common stock.  If a public trading market for our common stock develops in the future, it would likely be in the over-the-counter market by means of OTC Markets, formerly known as the Pink Sheets.  The over-the-counter market for securities has historically experienced extreme price and volume fluctuations during certain periods.  These broad market fluctuations and other factors, such as our ability to implement our business plan, as well as economic conditions and quarterly variations in our results of operations, may adversely affect the market price of our common stock.  In addition, the spreads on stock traded through the over-the-counter market are generally unregulated and higher than on stock exchanges, which means that the difference between the price at which shares could be purchased by investors on the over-the-counter market compared to the price at which they could be subsequently sold would be greater than on these exchanges.  Significant spreads between the bid and asked prices of the stock could continue during any period in which a sufficient volume of trading is unavailable or if the stock is quoted by an insignificant number of market makers.  We cannot insure that our trading volume will be sufficient to significantly reduce this spread, or that we will have sufficient market makers to affect this spread.  These higher spreads could adversely affect investors who purchase the shares at the higher price at which the shares are sold, but subsequently sell the shares at the lower bid prices quoted by the brokers.  Unless the bid price for the stock increases and exceeds the price paid for the shares by the investor, plus brokerage commissions or charges, the investor could lose money on the sale.  For higher spreads such as those on over-the-counter stocks, this is likely a much greater percentage of the price of the stock than for exchange listed stocks.  There is no assurance that at the time the investor wishes to sell the shares, the bid price will have sufficiently increased to create a profit on the sale.

The exercise of our options may result in a dilution of our current stockholders' voting power and an increase in the number of shares eligible for future resale in any future public market which may negatively impact the trading price of our shares of common stock.

The exercise of some or all of our outstanding options could significantly dilute the ownership interests of our existing stockholders.   The issuance of up to 1,022,000 shares of common stock upon exercise of stock options and 1,440,000 performance stock options outstanding as of May 1, 2013 will further dilute our existing stockholders’ voting interest.  To the extent options are exercised, additional shares of common stock will be issued, and such issuance will dilute existing stockholders.

In addition to the dilutive effects described above, the exercise of those securities would lead to an increase in the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect any future market price of our shares. Substantial increase in the number of common shares available for future resale may negatively impact the trading price of our shares of common stock.

Provisions in our third amended and restated certificate of incorporation, our amended and restated bylaws or Delaware law might discourage, delay or prevent a change-of-control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions of our third amended and restated certificate of incorporation, our amended and restated bylaws, or Delaware law may have the effect of deterring unsolicited takeovers or delaying or preventing a change-of-control of our company or changes in our management, including transactions in which our stockholders might otherwise receive a premium for their shares over then current market prices.  In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interest. These provisions include:

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advance notice requirements for stockholder proposals and nominations of directors;

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the inability of stockholders to call special meetings; and

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limitations on the ability of stockholders to remove directors without cause or amend our bylaws.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

We may seek to raise funds, finance acquisitions or develop strategic relationships by issuing capital stock that would dilute your ownership. If these activities result in significant dilution, it may negatively impact the trading price of our shares of common stock.

We have financed our operations, and we expect to continue to finance our operations, acquisitions, if any, and the development of strategic relationships by issuing equity and/or convertible securities, which could significantly reduce the percentage ownership of our existing stockholders.  Furthermore, any newly issued securities could have rights, preferences and privileges senior to those of our existing securities. Any issuances by us of equity securities may be at or below the prevailing market price of our stock and in any event may have a dilutive impact on your ownership interest, which could cause the market price of our stock to decline.  We may also raise additional funds through the incurrence of debt or the issuance or sale of other securities or instruments senior to our common shares. The holders of any securities or instruments we may issue may have rights superior to the rights of our common stockholders. If we experience dilution from issuance of additional securities and we grant superior rights to new securities over common stockholders, it may negatively impact the trading price of our shares of common stock, and you may lose all or part of your investment.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock.

A total of 8,210,000 of our total outstanding shares are being registered for resale. The large number of shares eligible for public sale could depress any future market price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market should a public trading market for our stock develop in the future, and the perception that these sales could occur may also depress the market price of our common stock. All of the shares of common stock of the selling stock holders in this prospectus will be freely tradable in the United States. The availability of these 8,210,000 shares of Common Stock being registered for resale, including the 6,460,000 shares registered for resale and issuable upon conversion of outstanding shares of preferred stock, can cause the price of the Common Stock to fall and investors may suffer a significant and immediate decline in the price of the Common Stock.

In addition, following the effective date of the registration statement of which this prospectus is a part, we intend to file a registration statement to register 1,800,000 shares of our outstanding common stock reserved for future issuance under our equity compensation plans.  Upon the effectiveness of that registration statement, subject to the satisfaction of applicable exercise periods, the shares of common stock issued upon exercise of outstanding options will be available for immediate resale in the United States in the open market.

Sales of our common stock, as lockup restrictions end, may depress the price of our common stock making it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause any future stock trading price to fall and make it more difficult for you to sell shares of our common stock, and, accordingly, you may lose all or part of your investment.

Ownership of our common shares is concentrated and you and other investors will have minimal influence on stockholder decisions.

As of May 1, 2013, our executive officers, directors, and a small number of investors, beneficially owned an aggregate of 2,277,500 shares of our outstanding common stock and 6,969,689 shares of our outstanding common stock (assuming the conversion of current preferred stock into common stock), representing, respectively, approximately 90% and 77% of the voting power of our then-outstanding capital stock.  As a result, our existing officers, directors, and such investors could significantly influence stockholder actions of which you disapprove or that are contrary to your interests. This ability to exercise significant influence could prevent or significantly delay another company from acquiring or merging with us and the trading price of our shares of common stock could decline, and, accordingly, you may lose all or part of your investment.

Securities analysts may not cover our common stock and this may have a negative impact on the market price of our common stock.

Any trading market for our common stock which may develop in the future may depend on the research and reports that securities analysts publish about us or our business.  We do not have any control over these analysts.  There is no guarantee that securities analysts will cover our common stock.  If securities analysts do not cover our common stock, the lack of research coverage may adversely affect the market price of our common stock.  If we are covered by securities analysts, and our stock is downgraded, the price of our stock would likely decline.  If one or more of these analysts ceases to cover us or fails to publish regularly reports on us, we could lose or fail to gain visibility in the financial markets, which could cause a decline in our stock price and/or trading volume, and, accordingly, you may lose all or part of your investment.

Because our shares are designated as Penny Stock, broker-dealers will be less likely to trade in our stock in the future due to, among other items, the requirements for broker-dealers to disclose to investors the risks inherent in penny stocks and to make a determination that the investment is suitable for the purchaser.

 Our shares are designated as “penny stock” as defined in Rule 3a51-1 promulgated under the Exchange Act and thus, if a public market for the stock develops in the future, it may be more illiquid than shares not designated as penny stock.  The SEC has adopted rules which regulate broker-dealer practices in connection with transactions in “penny stocks.”  Penny stocks are defined generally as securities with a price of less than $5.00 per share; that are not traded on a “recognized” national exchange; or in issuers with net tangible assets less than $2,000,000, if the issuer has been in continuous operation for at least three years, or $10,000,000, if in continuous operation for less than three years, or with average revenues of less than $6,000,000 for the last three years.  The penny stock rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC, to provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer’s account, to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a stock that is subject to the penny stock rules.  Since our securities are subject to the penny stock rules, investors in the shares may find it more difficult to sell their shares in any market which may develop in the future.  Many brokers have decided not to trade in penny stocks because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited.  The reduction in the number of available market makers and other broker-dealers willing to trade in penny stocks may limit the ability of purchasers in this offering to sell their stock in any secondary market which could develop in the future.  These penny stock regulations, and the restrictions imposed on the resale of penny stocks by these regulations, could adversely affect our stock price if a public trading market for our stock is established in the future.

We do not intend to pay dividends for the foreseeable future, and you must rely on increases in the market prices of our common stock for returns on your investment .

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Accordingly, investors must be prepared to rely on sales of their common stock after price appreciation to earn an investment return, which may never occur.  Investors seeking cash dividends should not purchase our common stock.  Any determination to pay dividends in the future will be made at the discretion of our Board of Directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our Board of Directors deems relevant.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward looking statements that involve risks and uncertainties, principally in the sections entitled “ Description of Business,” “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” All statements other than statements of historical fact contained in this prospectus, including statements regarding future events, our future financial performance, business strategy and plans and objectives of management for future operations, are forward-looking statements. We have attempted to identify forward-looking statements by terminology including “ anticipates,” “believes,” “can,” “continue,” “ could,” “estimates,” “expects,” “intends,” “ may,” “plans,” “potential,” “predicts,” or “ should” or the negative of these terms or other comparable terminology. Although we do not make forward looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “ Risk Factors” or elsewhere in this prospectus, which may cause our or our industry’s actual results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for us to predict all risk factors, nor can we address the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements.  All forward-looking statements included in this document are based on information available to us on the date hereof, and we assumes no obligation to update any such forward-looking statements.

You should not place undue reliance on any forward-looking statement, each of which applies only as of the date of this prospectus. Before you invest in our securities, you should be aware that the occurrence of the events described in the section entitled “ Risk Factors” and elsewhere in this prospectus could negatively affect our business, operating results, financial condition and stock price. Except as required by law, we undertake no obligation to update or revise publicly any of the forward-looking statements after the date of this prospectus to conform our statements to actual results or changed expectations.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock by the selling stockholders.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain future earnings to finance the operation, development and expansion of our business. We do not anticipate paying cash dividends on our common stock in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our Board of Directors considers relevant.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of the financial condition and plan of operation in conjunction with our Heatwurx and predecessor carve-out financial statements and the notes to financial statements included elsewhere in this prospectus.  Heatwurx, Inc. was incorporated on March 29, 2011 and we commenced operations on that date.  On April 15, 2011, we entered into an asset purchase agreement with Mr. Richard Giles, a current stockholder of Heatwurx, Inc. Pursuant to the agreement, we purchased the related business and activities of the design, manufacture and distribution of asphalt repair machinery under the Heatwurx brand.

Mr. Giles began developing the Heatwurx business during 2009.  The financial statements of Heatwurx included in this prospectus for the period from January 1, 2011 through April 15, 2011 (date of acquisition of the Heatwurx business from Mr. Giles’ construction business have been disaggregated, or “carved-out” of the financial statements of Mr. Giles construction business, as our “predecessor”.  These carved-out financial statements form what we refer to herein as the financial statement of our predecessor, and include both direct and indirect expenses.  The historical direct expenses consist primarily of the various cost of development of the Heatwurx equipment (technology, design, etc.), incurred by Mr. Giles’ construction business on behalf of Heatwurx.  Indirect expenses represent principally the estimated time Mr. Giles spent on Heatwurx activities.  In addition, the net intercompany activities between predecessor and Mr. Giles’ construction business have been accumulated in a single caption entitled, “Divisional Net Equity”.

The Heatwurx financial information as of December 31, 2011 and 2012, as of March 31, 2013, and for the periods from March 29, 2011 (date of inception) through December 31, 2011, as well as for the periods ended March 31, 2013 and 2012, are referred to in this prospectus as the financial information of the successor.

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors, including those discussed in “ Risk Factors” and elsewhere in this prospectus.

Overview and Basis of Presentation

Heatwurx, Inc. was incorporated under the laws of the State of Delaware on March 29, 2011 as Heatwurxaq, Inc. and subsequently changed its name to Heatwurx, Inc. on April 15, 2011. We have not yet commercialized our products and we are therefore classified as a development stage enterprise.

We are an asphalt preservation and repair equipment company.  Our innovative, and eco-friendly hot-in-place recycling process corrects surface distresses within the top 3 inches of existing pavement by heating the surface material to a temperature between 300 ° and 350° Fahrenheit with our electrically powered infrared heating equipment, mechanically loosening the heated material with our processor/tiller attachment that is optimized for producing a seamless repair, and mixing in additional recycled asphalt pavement and a binder (asphalt-cement), and then compacting repaired area with a vibrating roller or compactor.  We consider our equipment to be eco-friendly as the Heatwurx process reuses and rejuvenates distressed asphalt, uses recycled asphalt pavement for filler material, eliminates travel to and from asphalt batch plants, and extends the life of the roadway.  We believe our equipment, technology and processes provide savings over other processes that can be more labor and equipment intensive.

Our hot-in-place recycling process and equipment has been selected by the Technology Implementation Group of the American Association of State Highway Transportation Officials (AASHTO TIG) as an “additionally Selected Technology” for the year 2012. We develop, manufacture and intend to sell our unique and innovative and eco-friendly equipment to federal, state and local agencies as well as contractors for the repair and rehabilitation of damaged and deteriorated asphalt surfaces.

Section 107 of the JOBS Act provides that an “emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.  In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.  However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.  Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Critical Accounting Policies and Estimates

Use of Estimates

Management’s discussion and analysis of our financial condition and results of operations include the predecessors’ financial statements for the periods through April 15, 2011; and the successor’s financial statements as of December 31, 2012 and 2011, as of March 31, 2013, for the year ended December 31, 2012, for the periods ended March 31, 2013 and 2012, and for the period from March 29, 2011 (date of inception) through December 31, 2011. The preparation of these financial statements requires management to make estimates, allocations and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to impairment of long-lived assets, accrued liabilities and certain expenses. We base our estimates about the carrying values of assets and liabilities that are not readily apparent from other sources on historical experience and on other assumptions believed to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions. We believe the following critical accounting policies involve significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

Equipment sales revenue is recognized when equipment is shipped to our customer and collection is reasonably assured. The Company sells its equipment (HWX-30 heater and HWX-AP-40 asphalt processor), as well as certain consumables, such as rejuvenation oil, to third parties.  Equipment sales revenue is recognized when all of the following criteria are satisfied:  (a) persuasive evidence of a sales arrangement exists; (b) price is fixed and determinable; (c) collectability is reasonably assured; and (d) delivery has occurred.  Persuasive evidence of an arrangement and a fixed or determinable price exist once we receive an order or contract from a customer.  We assess collectability at the time of the sale and if collectability is not reasonably assured, the sale is deferred and not recognized until collectability is probable or payment is received.  Typically, title and risk of ownership transfer when the equipment is shipped.

Research and Development Expenses

Research and development costs are expensed as incurred and consist of direct and overhead-related expenses. Expenditures to acquire technologies, including licenses, which are utilized in research and development and that have no alternative future use are expensed when incurred. Technology we develop for use in our products is expensed as incurred until technological feasibility has been established after which it is capitalized and depreciated.

Stock-based Compensation

We account for stock-based compensation in accordance with Accounting Standards Codification (“ASC”) 718 – Compensation – Stock Compensation for all share-based payments, based on the grant-date fair value estimated in accordance with the provisions of ASC 718 is recognized as an expense over the requisite service period.

The fair value of each option grant is estimated using the Black-Scholes option-pricing model.  We account for equity instruments issued to non-employees in accordance with the provisions of ASC 718 which requires that such equity instruments be recorded at their fair value on the measurement date.

All stock options issued to date by the Company were issued during the period beginning October 2011 and ending in August 2012.  During this period, the Company made two private placements of its preferred stock, one on October 21, 2011 and one on August 6, 2012.  Both private placements were priced at $2.00 per share and each share of preferred stock converts on a one to one basis into one share of common stock.  Given that the share price of these private placements represents, in managements view, the best indication of the fair value of the Company’s common stock prior to this offering by selling stockholders, we utilized a $2.00 estimate of fair value for a share of our common stock for all options issued during the period from October 2011 to August 2012.

Other significant assumptions utilized in determining the fair value of our stock options included the volatility rate, estimated term of the options, risk-free interest rate and forfeiture rate.  In order to estimate the volatility rate at each issuance date, given that the Company has not established a historical volatility rate as it has been a private company through the filing date, management reviewed volatility rates for a number of companies with similar manufacturing operations to arrive at an estimated volatility rate for each option grant.  The term of the options was assumed to be five years, which is the contractual term of the options.  The risk-free interest rate was determined utilizing the treasury rate with a maturity equal to the estimated term of the option grant.  Finally, management assumed a zero forfeiture rate as the options granted were either fully-vested upon the date of grant or had relatively short vesting periods.  As such, management does not currently believe that any of the options granted will be forfeited.  We will monitor actual forfeiture rates, if any, and make any appropriate adjustments necessary to our forfeiture rate in the future.

Non-employee share-based compensation charges generally are immediately vested and have no future performance requirements by the non-employee and the total share-based compensation charge is recorded in the period of the measurement date.

Impairment of Long-Lived Assets

We review long-lived assets for impairment on an annual basis, during the fourth quarter or on an interim basis if an event occurs that might reduce the fair value of such assets below their carrying values. An impairment loss would be recognized based on the difference between the carrying value of the asset and its estimated fair value, which would be determined based on either discounted future cash flows or other appropriate fair value methods.

Results of operations

For the Three Months Ended March 31, 2013 and 2012

Our results of operations include the activity of the successor for the quarter ended March 31, 2013 and 2012 and the period from March 29, 2011 (date of inception) through March 31, 2013.  For the quarter ended March 31, 2013, our net loss was $816,000, compared to a net loss of $581,000.  Further description of these losses is provided below.

Revenue

Revenue increased to approximately $19,000 for the three months ended March 31, 2013 from approximately $15,000 for the three months ended March 31, 2012.  We sold one HWX-30 heating unit and one HWX-AP-40 asphalt processor in each of the three month periods presented.

Given we are still in a start-up stage, sales of our equipment have not been material to date.  Accordingly, for accounting purposes we consider ourselves to be a development stage company.

Cost of goods sold

Cost of goods sold of approximately $12,000 remained consistent for each of the three month periods presented.

Selling, general and administrative

Selling, general and administrative expenses increased to approximately $736,000 for the three months ended March 31, 2013 from approximately $390,000 for the three months ended March 31, 2012. The increase in selling, general and administrative expenses is principally due to increased employee expenses related to the hiring of company employees of approximately $222,000, increased costs of approximately $144,000 in advertising and promotion activities related to business development, increased costs (including legal fees, accounting fees and other items) of approximately $109,000 related to the Company’s preparation for its proposed initial public offering, an increase in depreciation and amortization of approximately $102,000, partially offset by a decrease in stock-based compensation related to stock option grants for directors and officers of approximately $263,000, among other costs.

Research and Development

Research and development decreased to approximately $72,000 for the three months ended March 31, 2013 from approximately $144,000 for the three months ended March 31, 2012. The principal reason for the decrease is due to fewer legal and other intellectual property consulting fees related to certain patent applications on technology and processes that may be patentable.

For the Years Ended December 31, 2012 and 2011

Our results of operations include the activity of the successor for the year ended December 31, 2012 and the period from March 29, 2011 (date of inception) through December 31, 2012 and the activity of our predecessor for the period from January 1, 2011 through April 15, 2011.  As such, our discussion for the relevant periods described below at times refers to the combined activity of the successor and predecessor.

For the year ended December 31, 2012, our net loss was $2,441,000, compared to a net loss of $902,000 (consisting of a loss of $941,000 from the successor and income of $39,000 from the predecessor), for the year ended December 31, 2011, based on the methodology used in carving out our financial information from Mr. Richard Giles’ construction business, as described elsewhere in this prospectus.  Further description of these losses is provided below.

Revenue

Revenue increased to approximately $192,000 for the year ended December 31, 2012 from approximately $159,000 (consisting of $16,000 from the successor and $143,000 from the predecessor) for the year ended December 31, 2011.  We sold five HWX-30 heating units and five HWX-AP-40 asphalt processors in each of the years presented at the same price per unit.  During 2011, we also had a small amount of rental income related to the rental of our equipment as well as sales related to certain consumables (e.g. rejuvenating oil).

Given we are still in a start-up stage, sales of our equipment have not been material to date.  Accordingly, for accounting purposes we consider ourselves to be a development stage company.

Cost of goods sold

Cost of goods sold increased to approximately $133,000 for the year ended December 31, 2012 from $77,000 (consisting of $0 from the successor and $77,000 from the predecessor) for the year ended December 31, 2011, due to the sales of our equipment as described above.

Selling, general and administrative

Selling, general and administrative expenses increased to approximately $1,884,000 for the year ended December 31, 2012 from approximately $625,000 (consisting of $612,000 from the successor and $13,000 from the predecessor) for the year ended December 31, 2011. The increase in selling, general and administrative expenses is principally due to stock-based compensation recorded for the year ended December 31, 2012 related to stock option grants for directors, officers and a consultant of approximately $245,000, increased employee expenses related to the hiring of company employees of approximately $182,000, costs (including legal fees, accounting fees and other items) of approximately $211,000 related to the Company’s preparation for its initial public offering, increased consulting fees to third parties of approximately $304,000 and marketing costs of approximately $100,000 incurred with an outside consulting firm, among other costs.

Research and Development

Research and development increased to approximately $448,000 for the year ended December 31, 2012 from approximately $188,000 (consisting of $174,000 from the successor and $14,000 from the predecessor) for the year ended December 31, 2011. The principal reason for the increase is due to legal and other intellectual property consulting fees related to our research on technology and processes that may be patentable.

Income taxes

Prior to March 29, 2011, we operated as part of Mr. Richard Giles general construction business. The tax benefits related to the carved-out expenses benefit Mr. Giles construction business since the carved-out Heatwurx activities were part of Mr. Giles construction business. Because the carve-out tax benefits belong to Mr. Giles construction business, we are not given credit for the tax losses in the accompanying financial statements. Heatwurx, the successor company, has incurred tax losses since it began operations. A tax benefit would have been recorded for losses incurred since March 29, 2011; however, due to the uncertainty of realizing these assets, a valuation allowance was recognized which fully offset the deferred tax assets.

Liquidity and capital resources

On April 15, 2011, we entered into an Asset Purchase Agreement with an individual who is a current stockholder. Pursuant to the agreement, we purchased the related business and activities of the design, manufacture and distribution of asphalt repair machinery under the Heatwurx brand. The total purchase price was $2,500,000. The purchase price was paid in a $1,500,000 cash payment and the issuance of a senior subordinated note to the seller in the amount of $1,000,000.

To date we have relied exclusively on private placements with a small group of investors to finance our business and operations.  We have had little revenue since our inception.  For the three months ended March 31, 2013, the Company incurred a net loss of $816,000 a working capital deficit of $546,000 and utilized $593,000 in cash flows from operating activities.  The Company had cash on hand of approximately $421,000 as of March 31, 2013.  Successful completion of the Company’s development program and its transition to profitable operations is dependent upon obtaining additional financing adequate to fulfill its development and commercialization activities, and achieve a level of revenues adequate to support the Company’s cost structure.  Many of the Company’s objectives to establish profitable business operations rely upon the occurrence of events outside its control; there is no assurance that the Company will be successful in accomplishing these objectives.  We cannot assure that additional debt or equity or other funding will be available to us on acceptable terms, if at all.  If we fail to obtain additional funding when needed, we would be forced to scale back, or terminate our operations, or seek to merge with or be acquired by another company.

The Company has incurred operating losses, accumulated deficit and negative cash flows from operations since inception.  As of March 31, 2013, the Company had an accumulated deficit of approximately $4,277,000.  The Company had a working capital deficit of approximately $546,000 as of March 31, 2013 and notes payable of $750,000 due within the next 12 months.   The issues described above raise substantial doubt about the Company’s ability to continue as a going concern.  Management of the Company intends to address these issues by raising additional capital through a through a private placement of equity or debt securities.  If we successfully complete these transactions, we believe the proceeds we will receive from them will be sufficient to fund our operations, including our expected capital expenditures, through at least the next twelve months.

Management anticipates that the Company will require additional funds to continue operations.  As of March 31, 2013, we had approximately $422,000 cash on hand and were spending approximately $250,000 per month, of which only a minor amount was satisfied by gross proceeds from operations.  Hence, the amount of cash on hand is not adequate to meet our operating expenses over the next twelve months.  In addition, we have an obligation to make principal payments of $1,000,000 on our current senior subordinated note payable beginning in October 2013 through April 2014, and to repay on September 15, 2013, the $1,000,000 for our senior secured promissory notes issued in May 2013.  We anticipate the need to secure funding of up to approximately $4,500,000 over the next twelve months to meet our cash flow requirements and repay our secured debt.  We currently have no firm commitments or arrangements to secure the additional funds.  We anticipate that these funds would be raised by management through the sale of equity or debt securities.  Without these additional funds, we may be required to reduce operations, curtail any future growth opportunities, or cease operations all together.

In May 2013, we raised an additional $1,000,000 pursuant to the terms of a Senior Loan Agreement and the issuance of Senior Secured Promissory Notes.  In connection with these loans, we have agreed to pay each investor an origination fee of 1.5%, for a maximum of $15,000, of the amount loaned to us within 10 days following the date of the loan.  These promissory notes mature on September 15, 2013, and bear interest at 12% per annum.  Interest is payable monthly commencing on the first day of the month following the issuance date of the notes.  The loans are secured by all of our assets, except for certain equipment we have previously financed.  Mr. Giles has agreed to subordinate to these lenders his security interest in our assets granted under the Subordinated Security Agreement dated April 15, 2011, between us and Mr. Giles entered into in connection with the senior subordinated note issued to him in the amount of $1,000,000.

Recent accounting pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued ASU 2011-04, Fair Value Measurement (“ASU 2011-04”), which amended ASC 820, Fair Value Measurements (“ASC 820”), providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. Generally Accepted Accounting Principles (“GAAP”) and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the disclosure requirements. ASU 2011-04 will be effective for us for the fiscal year beginning January 1, 2012. The adoption of ASU 2011-04 is not expected to have a material effect on the Company’s financial statements or disclosures.

In September 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 20): Presentation of Comprehensive Income (“ASU 2011-05”), which is effective for annual reporting periods beginning after December 31, 2011. ASU 2011-05 will become effective for us for the fiscal year beginning January 1, 2012. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. In addition, items of other comprehensive income that are reclassified to profit or loss are required to be presented separately on the face of the financial statements. This guidance is intended to increase the prominence of other comprehensive income in financial statements by requiring that such amounts be presented either in a single continuous statement of income and comprehensive income or separately in consecutive statements of income and comprehensive income. The adoption of ASU 2011-05 is not expected to have a material effect on the Company’s financial statement or disclosures.

In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment (“ASU 2011-08”), which amends the guidance in ASC 350-20, Intangibles—Goodwill and Other – Goodwill. ASU 2011-08 provides entities with the option of performing a qualitative assessment before calculating the fair value of the reporting unit when testing goodwill for impairment. If the fair value of the reporting unit is determined, based on qualitative factors, to be more likely than not less than the carrying amount of the reporting unit, the entities are required to perform a two-step goodwill impairment test. ASU 2011-08 will be effective for us for the fiscal year beginning January 1, 2012. The adoption of ASU 2011-08 is not expected to have a material effect on the Company’s financial statements or disclosures.

BUSINESS

Our business

Heatwurx, Inc. was incorporated under the laws of the State of Delaware on March 29, 2011 as Heatwurxaq, Inc. and subsequently changed its name to Heatwurx, Inc. on April 15, 2011.  Our founders were Larry Griffin and David Eastman, the principals of Hunter Capital Group, LLC, an investment banking entity, which acquired our technology, equipment designs, trademarks, and patent applications from Richard Giles, the inventor and a founder of the Company in April 2011.  In connection with the acquisition, we raised $1,500,000 in senior secured debt and $500,000 through the offering of Series A Preferred Stock to three investors.  In October 2011, we completed a 7-1 forward stock split and raised gross proceeds of $3,000,000 through the sale of our Series B Preferred Stock.  In August 2012, we raised gross proceeds of $1,520,000 through the sale of our Series C Preferred Stock.  In August 2012, the proceeds from the sale of the Series C Preferred Stock were used to repay our secured debt.

We are an asphalt preservation and repair equipment company.  Our innovative, and eco-friendly hot-in-place recycling process corrects surface distresses within the top three inches of existing pavement by heating the surface material to a temperature between 300 ° and 350° Fahrenheit with our electrically powered infrared heating equipment, mechanically loosening the heated material with our processor/tiller attachment that is optimized for producing a seamless repair, and mixing in additional recycled asphalt pavement and a binder (asphalt-cement), and then compacting repaired area with a vibrating roller or compactor.  We believe our equipment, technology and processes provide savings over other repair processes that can be more labor and equipment intensive.

We have not yet commercialized our products and we are therefore classified as a development stage enterprise.  Although we have had some limited sales for our products, our efforts continue to be principally focused on developing our distribution network and improving our products to make them completely standardized.  We believe we will have commercialized our products in or around the first half of 2013 and will be focused at that time on the sale of our products.  At such time as that occurs, we will no longer be classified as a development stage company.

Pothole Patching and Repair

Potholes occur on asphalt-surfaced pavements that are subjected to a broad spectrum of traffic levels, from two-lane rural routes to multi-lane interstate highways. Any agency responsible for asphalt-surfaced pavements eventually performs pothole patching or repair. Pothole patching or repair is generally performed either as an emergency repair under harsh conditions, or as routine maintenance scheduled for warmer and drier periods. Pothole patching and repair can be performed during various weather conditions.

Need for Pothole Patching or Repair

The decision to patch or repair potholes is influenced by many factors:

•

The level of traffic

•

Location of pothole

•

Weather conditions

•

Resources

•

The tolerance of the traveling public

In most cases, the public likes all potholes to be patched or repaired promptly and forms a negative opinion of the agency when this fails to happen in a timely manner.

Potholes are generally caused by moisture, freeze-thaw cycle, traffic, poor underlying support, or some combination of these factors. Pothole patching or repair is necessary in those situations where potholes compromise safety and cause damage to vehicles.

Traditional pothole patching or repair operations can usually be divided into two distinct periods. The first period is winter repairs, when temperatures are low, base material are frozen, and additional moisture and freeze-thaw cycles are expected before the spring thaw. The second period is spring repairs, when base material is wet and soft, and few additional freeze-thaw cycles are expected.

Examples of Asphalt Repair and Patching Techniques

The following techniques and asphalt repair methods have been documented by the Transportation Research Board as part the Strategic Highway Research Program (“SHRP”).  The Federal Highway Association Long Term Pavement Performance (“LTPP”) program conducted five years of additional research on pothole repair, providing guidelines and recommendations to assist highway maintenance agencies and other related organizations in planning, constructing, and monitoring the performance of pothole repairs in asphalt-surfaced pavements.

Throw-and-Roll

Many maintenance agencies use the “throw-and-roll” method for patching potholes. It is the most commonly used method because of its high rate of production.

The throw-and-roll method consists of the following steps:

1.

Shovel the hot asphalt into a pothole (which may or may not be filled with water or debris).

2.

Drive over the asphalt using the truck tires to compact.

3.

Move on to the next pothole.

One difference between this method and the traditional throw-and-go method is that some effort is made to compact the patches. Compaction provides a tighter patch for traffic than simply leaving loose material. The extra time to compact the patches (generally one to two additional minutes per patch) will not significantly affect productivity. This is especially true if the areas to be patched are separated by long distances and most of the time is spent traveling between potholes.

Crack Sealing

Crack sealing is utilized by agencies, parking lot owners and homeowners to seal cracks in asphalt pavement to prevent water and other debris from penetrating the asphalt and causing further damage during the freeze and thaw cycles.  This method is preventative and not suitable for repairing or patching potholes.

The process for sealing cracks consists of the following steps:

1.

Clean the surface of the area to be sealed and let dry.

2.

Heat the sealing material to 300° to 400 ° Fahrenheit.

3.

Pour the heated material into the crack.

4.

Let cool and dry.

5.

Place a layer of sand over the sealing material to prevent tracking by vehicle tires.

Spray injection Patching

The spray injection repair technique is performed by spraying heated aggregate (minerals such as sand, grave, or crushed stone) into the area to be repaired.  This repair method requires a truck to haul the replacement asphalt and specialized machinery to heat and disperse.

The spray-injection procedure consists of the following steps:

1.

Blow water and debris from the pothole with a high-pressure air blower.

2.

Spray a generous layer of binder (asphalt-cement) on the sides and bottom of the pothole.

3.

Blow heated aggregate (minerals such as sand, gravel or crushed stone) and asphalt-cement (binder) into the pothole.

4.

Cover the patched area with a layer of dry aggregate (minerals).

This procedure process does not include compaction of the repaired area.

Semi-Permanent Repair (Saw cut)

Many agencies employ semi-permanent repair methods such as saw cutting. This method represents an increased level of effort for repairing potholes. This increased effort increases the performance of the repair by improving the underlying and surrounding support provided for the repair. It also raises the cost, due to the increased labor required and the amount of time the repair takes.

The semi-permanent repair method has traditionally been considered one of the best for repairing potholes, short of full-depth removal and replacement. This procedure includes the following steps:

1.

Remove water and debris from the pothole.

2.

Using a radial saw with a hardened blade, cut the repair area on four sides creating a square or rectangle.

3.

Remove the material inside the section that was cut.

4.

Shovel hot asphalt into the repair area.  Spread with an asphalt rake to proper grade.

5.

Compact with a vibrating drum roller or vibrating plate compactor.

This repair procedure results in a tightly compacted repair. However, it requires more workers and equipment and has a lower productivity rate than both the throw-and-roll and the spray-injection procedure.

Infrared Heating Technology

The infrared method utilized by Heatwurx consists of the following steps:

1.

Place infrared heating equipment on area to be repaired and heat until asphalt roadway reaches a temperature of between 300° and 350° Fahrenheit through the full depth of the section. Overlap infrared equipment onto existing asphalt a minimum of 12 inches to enable seamless repair.

2.

Using a skid steer (compact loader), remove heater and move to the next section to be repaired for heating.

3.

Add recycled asphalt pavement as needed to provide proper volume and grade within the treated area.

4.

Using the skid steer, attach the asphalt processor and dig up the heated area.

5.

Apply binder (asphalt-cement) to the asphalt in the repair area.

6.

Repeat the processing until the material is thoroughly mixed.

7.

Using the screed (winged spreader) on the processor attachment, spread the asphalt to proper grade in preparation for compaction.

8.

Use asphalt rake to remove excess material and square up the sides.

9.

Compact treated area with a double wheel vibrating steel drum roller when treated area reaches a temperature range of 150° to 200° Fahrenheit.

Heatwurx Products

Heatwurx HWX-30 – Electrically Powered Infrared Heater

The HEATWURX™ HWX-30 Electric Infrared Heater is designed to effectively heat asphalt pavement to a pliable 300 ° to 350 ° Fahrenheit without scorching, burning, or oxidizing the existing asphalt. The HWX-30 is easily attached to a skid steer with standard quick releases and is a self-contained mobile infrared heater that can be used to repair/rejuvenate asphalt damaged by potholes and cracking. The HEATWURX™ HWX-30 Electric Infrared Heater specifications are as follows:

•

Weight 3,550 lbs. (with generator mounted)

•

Heats repair area of 30 square feet

•

Generator requirement 45 kilowatts

•

Custom industrial heating elements

•

Cycle times of approximately 20 – 40 minutes depending on depth and weather conditions

•

Fuel consumption approximately 2.8 gallons of fuel per hour

•

Heavy duty steel constructed frame

•

Top wind 7,000 lbs. jacks

•

Six inches of heat resistance insulation

•

Heavy duty high temperature powder coated finish for maximum durability and visibility

•

Heavy duty steel attachment plate for skid steers or forklifts

Heatwurx AP-40 – Asphalt processor

The HEATWURX™ HWX-AP40 Asphalt Processor is powered by an orbital hydraulic motor and has a 40 inch working width. Designed to process and rejuvenate existing asphalt in place, it processes, remixes, and levels the heated, rejuvenated asphalt to the desired depth, ready for compaction. It is designed to easily attach to a skid steer and has custom beveled tines to provide a seamless bond between the repaired area and existing pavement. The HEATWURX™ HWX-AP40 Asphalt Processor specifications are as follows:

•

One inch wear plate with ability to adjust to desired depth

•

Orbital hydraulic motor

•

40” working width

•

5/16 inch processing blades

•

Custom beveled cutting blades tooling to maximize asphalt bonding

•

12 gauge wings to funnel material into desired location

Sources and Availability of Raw Materials

The primary raw material that is used in manufacturing our equipment is steel.  We currently outsource our manufacturing to a contract manufacturer, Boman Kemp, a family owned business based in Utah, who procures all raw materials and components.  See “ Risk Factors” for a discussion on the risk related to having a single manufacturer of equipment.

Disadvantages of Our Products

Although we believe our product offering is superior over other methods described above, there may be situations where methods such as the Throw-and-Roll method, may be more appealing than ours.  For example, in emergency situations where roads must be patched as quickly as possible, the Throw-and-Roll method can be applied more quickly than our method and with less training of personnel.  Additional disadvantages of our infrared technology relative to other processes and equipment are:

1.

Inability to operate during adverse weather conditions

2.

Heating time increases as ambient temperature decreases

3.

Equipment requires the use of a skid steer

4.

Our equipment and processes require training, whereas some of the other methods require little or no training

Potential Markets and Major Customers

The potential customers of our equipment are federal, state, and local governments, the military, contractors, commercial real estate owners, home owner associations, and parking lot owners.  We do not intend to sell directly into any of these markets but instead intend to rely on distribution agreements with other companies that are well-positioned in these markets or for entry into these markets.  At this time, we do not have any major customers and are focused on building our relationships with distributors, and promoting our equipment and processes with governmental agencies and other potential customers.

Intellectual Property

We currently have five U.S. patent applications pending.  Our first patent application, entitled “Infrared Heating System and Method for Heating Surfaces” and filed in December 2009, is currently in the examination process. We have responded to two Office Actions issued by the US Patent and Trademark Office (USPTO) which rejected the application based on prior art referenced by the examiner.  Our response argues that the invention as claimed is patentable over the cited prior art. Our second patent application, entitled “Asphalt Repair System and Method” and filed in June 2011, is currently in the examination process. We have responded to one Office Action issued by the US Patent and Trademark Office which rejected the application based on prior art referenced by the examiner.  Our response argues that the invention as claimed is patentable over the cited prior art. Our third patent application, entitled, “System and Method for Remote Sensing of Pothole Location and Characteristics” was filed in January 2013; no substantive action has been received from the USPTO.   Our fourth patent application, entitled, “System and Method for Controlling an Asphalt Repair Apparatus” was filed in February 2013; no substantive action has been received from the USPTO.  Finally, our fifth patent application, entitled, “Asphalt Repair System and Method” was filed in March 2013; no substantive action has been received from the USPTO.  We anticipate filing a sixth patent application entitled “Paving Material Object and Method of Making Same” during May 2013.

We intend to develop other technologies for which we will seek patent protection. However, we do not have any assurance that our current pending patent applications will be granted or that we will be able to develop future patentable technologies. We believe our ability to operate our business is not dependent on the patentability of our technology.

Governmental Regulation

We do not manufacture our own equipment nor do we utilize our own equipment to perform road repair.  It will be up to the manufacturer as well as the end-users to comply with any governmental regulations.  To the extent that any regulations require changes to our equipment, we will have to comply or risk losing the customers.  See “ Risk Factors” for a discussion relating to compliance with government regulations.   Research and Development

Employees

As of May 1, 2013, we had seven employees, all of which were full-time employees.

Competition

According to the 2011 IBIS World Report on US Road and Highway Maintenance, the total spent on road maintenance in the United States is in excess of $30 billion per year.  As an emerging company, we are at a competitive disadvantage because we do not have the financial resources of larger, more established competitors, nor do we have a sales force large enough to challenge our competitors.  We intend to address this disadvantage by entering into distribution agreements with larger companies, and providing education and training to our sales partners, customers, and governmental agencies. We also believe that our equipment and processes are better than what is offered by other companies, and that purchasers will choose our equipment because of its effectiveness, quality of design, reputation in the marketplace, as well as the recognition we have received from state and federal agencies.  We intend to offer an industry standard one-year limited warranty and provide nationwide service though our OEM partners and resellers. See “ Risk Factors” for a discussion of the risks associated with our company.

Facilities

The Company’s executive offices are located at 6041 South Syracuse Way, Suite 315, Greenwood Village, Colorado 80111. The one year lease for these facilities expires in August 2013.  All manufacturing and storage of products is performed by contractors.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our directors and executive officers are:

Name	Age	Positions
Stephen Garland	45	Chief Executive Officer, President and Interim Chairman
Allen Dodge	45	Chief Financial Officer
Gus Blass III	60	Director
Reginald Greenslade	49	Director
Donald Larson	74	Director

Stephen Garland.  Stephen Garland has served as the President and Chief Executive Officer of Heatwurx, Inc. since January 2012, a Director since November 2011, and a consultant and interim Chief Executive Officer to the Company from November 2011 until December 31, 2011.  From 2007 to present, Mr. Garland is the Managing Director of Sugarland Consulting, an executive management-consulting firm focused on the private equity and venture capital sector.  Mr. Garland received a BA in liberal arts from Colorado State University, a Master of Science in Management from University of Denver, and Master of Global Management from Thunderbird School of Global Management.  We believe that Mr. Garland’s consulting background and experience with a variety of companies and his strong educational background give him the skills and expertise to serve as a director of our company.

Allen Dodge.  Allen Dodge has served as our Chief Financial Officer since August 2012.  From July 2006 through July 2012, Mr. Dodge was the Executive Vice President/Chief Financial Officer of Health Grades, Inc., a leading provider of comprehensive information about physicians and hospitals. Mr. Dodge received a BA in business economics from UC Santa Barbara and is a certified public accountant.

Gus Blass III.  Mr. Blass has been a director since August 2012.  He has been a General Partner of Capital Properties LLC since 1981.  Capital Properties owns and manages over one million square feet of warehouse space in the Little Rock, Arkansas area and invests in public and private companies.  He has also been a Principal of Falcon Securities since 1984.  Mr. Blass also serves on the board of directors at BancorpSouth and Black Raven Energy, both from 2007 to date.  Mr. Blass has a Bachelor of Science Degree in Finance and Banking from the University of Arkansas.  We believe that Mr. Blass’s financial and business expertise, including a diversified background of managing and directing public and private companies with substantial real property and serving on other boards of directors, give him the qualifications and skills to serve as a director and as the chairman of our audit committee.

Reginald Greenslade.  Mr. Greenslade has been a director since September 2012.  He has also been a director of Tuscany International Drilling Inc., a Canadian-based oilfield services company, from October 2007 to January 2013, President of Tuscany International Drilling Inc. from April 2010 and President and Chief Executive Officer from June 2011 to January 2013.  Mr. Greenslade has also served as a director Spartan Oil Corp from June 2011 to present and a director of Spartan Exploration Ltd. from January 2010 to June 2011.  Mr. Greenslade has served as an officer and/or director of both public and private companies during his career.  We believe that his prior experience gives him the qualification and skills to serve as a director and as chairman of our nominating committee.

Donald Larson.  Mr. Larson has been a director since November 2011.  Mr. Larson is Chairman and Chief Executive Officer of W. D. Larson Companies LTD., Inc. (Larson Companies).  Larson Companies with its affiliates is the second largest Peterbilt dealer group in North America operating in Minnesota, Wisconsin, North Dakota, South Dakota and Ohio.  Mr. Larson opened his first Peterbilt dealership in South St. Paul, MN in 1971 and, through internal growth and acquisitions, has expanded to 16 locations employing more than 500 persons.  Mr. Larson also owns and is Chairman and Chief Executive Officer of Citi-Cargo & Storage Co., Inc., a provider of business storage and transportation solutions, including contract public warehousing and distribution services throughout the Midwestern United States.  We believe that Mr. Larson’s experience in building up the Larson companies and overseeing over 500 employees provides him ample experience to serve as a director of our company and chairman of our compensation committee.

Board of Directors

Our Board of Directors is comprised of four directors. Our directors serve one-year terms, or until an earlier resignation, death or removal, or their successors are elected. There are no family relationships among any of our directors or officers.

Other than fees paid to the Chairman of the Board of Directors, directors do not receive cash compensation for service on the Board of Directors. We reimburse our directors for their out-of-pocket costs, including travel and accommodations, relating to their attendance at any Board of Directors meeting. Directors are entitled to participate in our equity compensation plan. Upon their election to the Board of Directors, directors receive options to purchase 75,000 shares of common stock.

Director Compensation

The following table provides a summary of annual compensation for our Directors for the year ended December 31, 2012:

Name	Option awards	All other compensation	Total
Stephen Garland (1)	$ -	$ 45,000	$ 45,000
Richard Giles (2)	$ 27,913	$ 196,400	$ 224,313
Don Larson (3)	$ 52,852	$ -	$ 52,852
Reginald Greenslade (4)	$ 52,401	$ -	$ 52,401
Gus Blass III (5)	$ 52,576	$ -	$ 52,576
Hugh Wolff (6)	$ 17,617	$ 12,000	$ 29,617
Larry Griffin (7)	$ -	$ 12,500	$ 12,500
Justin Yorke (8)	$ -	$ -	$ -

(8)

Mr. Garland received a $45,000 consulting fee, unrelated to his service as a Director, during this period.

(2)

Mr. Giles received $196,400 in consulting fees and 40,000 common stock options, unrelated to his service as a Director, during this period.  He resigned as a director in June 2012.

(3)

Mr. Larson was issued 75,000 common stock options upon his appointment to the Board.

(4)

Mr. Greenslade was issued 75,000 common stock options upon his appointment to the Board.

(5)

Mr. Blass was issued 75,000 common stock options upon his appointment to the Board.

(6)

Mr. Wolff was issued 25,000 common stock options during the period. He received $12,000 in fees for his position as Chairman of the Board of Directors during this period.  He resigned as a Director in June 2012.

(7)

Mr. Griffin resigned as Chief Executive Officer in November 2011.  He received $12,500 in consulting fees for services performed for us during January 2012. Mr. Griffin resigned as a director in January 2012.

(8)

Mr. Yorke resigned as a Director in June 2012.

Committees of the Board of Directors

The charters of each of the following committees are available in print, free of charge, to any investor who requests it by writing to: 6041 South Syracuse Way, Suite 315, Greenwood Village, Colorado 80111.

Audit committee

Our audit committee consists of Mr. Blass, committee chairman and designated audit committee financial expert, and Messrs. Greenslade and Larson. All members of our audit committee meet the independence standards for directors as set forth in the NASDAQ Exchange Rules. The audit committee reviews in detail and recommends approval by the full Board of Directors of our annual and quarterly financial statements, recommends approval of the remuneration of our auditors to the full board, reviews the scope of the audit procedures and the final audit report with the auditors, and reviews our overall accounting practices and procedures and internal controls with the auditors.

Compensation committee

Our compensation committee consists of Mr. Larson, committee chairman, and Messrs. Blass and Greenslade, all of whom are independent directors under the NASDAQ Exchange Rules. The compensation committee reviews and approves annually the compensation of the Chief Executive Officer, provides recommendations annually to full Board of Directors regarding the compensation to other executive officers, and makes recommendations to the Board’s regarding other compensation issues.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Greenslade, committee chairman, and Messrs. Blass and Larson.  The nominating and corporate governance committee determines the qualifications, qualities, skills, and other expertise required to be a director and develops criteria that it recommends to the full Board of Directors.  The nominating and corporate governance committee also develops and recommends to the full Board of Directors a set of corporate governance guidelines applicable to us, including our certificate of incorporation and bylaws.

Code of Ethics and Business Conduct

We adopted a Code of Ethics and Business Conduct in October 2012, which applies to all of our employees, officers and directors. It establishes standards of conduct for individuals and also individual standards of business conduct and ethics.  We will provide such Code of Ethics and Business Conduct in print, free of charge, to any investor who requests it by writing to: 6041 South Syracuse Way, Suite 315, Greenwood Village, Colorado 80111.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides a summary of annual compensation for our executive officers for the period from incorporation on March 29, 2011 to December 31, 2012.  We do not have an employment agreement with either of our executive officers, who are referred to as our named executive officers.

Name and principal position	Year	Salary	Option Awards ($)	All other compen- sation	Total
Steve Garland – Chief Executive Officer (1) (2)	2012	$ 139,000	$ 211,411	$ 45,000	$ 395,411
	2011	$ -	$ 52,777	$ 20,000	$ 72,777
Allen Dodge – Executive Vice President and Chief Financial Officer (3) (4)	2012	$ 75,000	$ 69,533	$ -	$ 144,533
	2011	$ -	$ -	$ -	$ -

(1)

Mr. Garland served as our interim Chief Executive Officer from November 2011 until March 31, 2012.  His monthly compensation was $10,000 per month during 2011 and $15,000 per month during 2012.

(2)

Mr. Garland received 75,000 options upon acceptance of his position on our company’s Board of Directors in November 2011.  The options have an exercise price of $2.00 per share, which was the offering price of our Series B Preferred Stock in October 2011.  Mr. Garland received 300,000 options as interim Chief Executive Officer in January 2012.  The options have an exercise price of $2.00 per share, which was the offering price of our Series B Preferred Stock in October 2011.

(3)

Mr. Dodge was hired in August 2012.  His annual base salary is $180,000.

(4)

Upon his acceptance of his position as Chief Financial Officer Mr. Dodge received 100,000 options.  The options have an exercise price of $2.00 per share, which was the offering price of our Series C Preferred Stock in August 2012.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information about outstanding stock options held by our named executive officers at December 31, 2012.  No other named executive received stock or stock options.  All of these options were granted under our 2011 Stock Incentive Plan.  Our named executive officers did not hold any restricted stock or other stock awards at the end of 2012.

Name	Number of Shares underlying Unexercised Options
	Exercisable	Option Exercise Price	Option Expiration Date
Steve Garland	75,000 300,000	$2.00 $2.00	11/5/16 1/20/17
Allen Dodge	100,000	$2.00	8/1/17

Equity compensation plan

Our Board of Directors and stockholders approved the Amended and Restated Heatwurx, Inc. 2011 Equity Incentive Plan (the “ Plan”) in October 2012.

Eligibility.  Employees, non-employee directors, advisors, and consultants of the Company and its affiliates are eligible to receive grants under the Plan.

Shares Available.  In October 2012, the Board of Directors and stockholders increased the number of shares of common stock reserved for issuance under the Plan to a total of 1,800,000 shares. There are currently 1,022,000 outstanding option grants to officers, directors, employees and consultants under the Plan. If unexercised options expire or are terminated, the underlying shares will again become available for grants under the Plan.

Grants under the Plan.  The Plan provides for the grant of options to purchase shares of common stock of the Company. Options may be incentive stock options, designed to satisfy the requirements of Section 422 of the U.S. Internal Revenue Code, or non-statutory stock options, which do not meet those requirements.  Incentive stock options may only be granted to employees of the Company and its affiliates. Non-statutory stock options may be granted to employees, non-employee directors, advisors, and consultants of Company and its affiliates.

Outstanding Options.  All currently outstanding options are exercisable at a price per share of $2.00, which was the offering price for our Series B and Series C Preferred Stock at the time of the grant of those options, and expire five years from the date of issuance. Options issued to directors are fully vested upon grant.  Except as otherwise specified at the time of grant, all other options vest over a period of four years.

Administration of the Plan.  The Plan provides that it will be administered by the Board or a Committee designated by the Board.  Our Board of Directors appointed a Compensation Committee, which administers the Plan.  The Compensation Committee has complete discretion to:

determine who should receive an option;

determine the type, the number shares, vesting requirements and other terms and conditions of options;

interpret the Plan and options granted under the Plan; and

make all other decisions relating to the operation and administration of the Plan and the options granted under the Plan.

Terms of Options.  The exercise price for non-statutory and incentive stock options granted under the equity compensation plan may not be less than 100% of the fair market value of the common stock on the option grant date or 110% in the case of incentive stock options granted to employees who own stock representing  more than 10% of the voting power of all classes of common stock of the Company and its parent and subsidiaries (“ 10%-Stockholders”).  The Compensation Committee has the authority to establishing the vesting, including the terms under which vesting may be accelerated, and other terms and conditions of the options granted.  Options can have a term of no more than ten years from the grant date except for incentive stock options granted to 10%-Stockholders which can have a term of no more than five years from the grant date.

The Plan authorizes the Compensation Committee to provide for accelerated vesting of options upon a “Change in Control,” as defined in the Plan.  All of the options currently outstanding provide that if there is a Change in Control, (i) immediately prior to the effective date of the Change in Control, an unvested award will become fully exercisable as to all shares subject to the award and (ii) unless the option is assumed by a successor corporation or parent thereof, immediately following the Change in Control any unexercised options will terminate and cease to be outstanding. A Change in Control includes:

•

any Person (as such term is used in Sections 13(b) and 14(b) of the 1934 Act) is or becomes the beneficial owner (" Beneficial Owner") (as defined in Rule 13d-3 promulgated under the 1934 Act), directly or indirectly, of securities representing fifty percent (50%) or more of the combined voting power of the Company’s securities that are then outstanding; provided, however, that an initial public offering shall not constitute a Change in Control for purposes of the Plan;

•

a merger or consolidation after which the Company’s then current stockholders own less than 50% of the surviving corporation; or

•

a sale of all or substantially all of the Company’s assets.

Amendment and Termination.  The Board of Directors may amend or terminate the Plan and outstanding options at any time without the consent of option holders provided that such action does not adversely affect outstanding options. Amendments are subject to stockholder approval to the extent required by applicable laws and regulations. Unless terminated sooner, the Plan will automatically terminate on April 15, 2021, the tenth anniversary of April 15, 2011, the date the Plan was adopted by our Board of Directors and approved by our Stockholders.

The table below provides information as to the number of options outstanding and their weighted average exercise price at May 1, 2013.

Equity compensation plan information as of May 1, 2013
Plan category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plan	1,022,000 (1)	$2.00	478,000
(1) Excludes 1,440,000 performance options that were not issued under the equity compensation plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common stock as of May 1, 2013, by:

•

each of our executive officers and directors;

•

all executive officers and directors as a group; and

•

each person who is known by us to beneficially own more than 5% of our outstanding common stock.

Shares of common stock not outstanding but deemed beneficially owned because an individual has the right to acquire the shares of common stock within 60 days, including shares issuable upon conversion of preferred stock, are treated as outstanding when determining the amount and percentage of common stock owned by that individual and by all directors and executive officers as a group. The address of each executive officer and director is 6041 South Syracuse Way, Suite 315, Greenwood Village, Colorado 80111. The address of other beneficial owners is set forth below.

The percentage of shares beneficially owned shown in the table is based upon 1,900,000 shares of common stock outstanding as of May 1, 2013.  In addition, we have shown the percentage of shares beneficially owned on an “as if converted” basis, assuming 8,360,000 shares of common stock outstanding as of May 1, 2013, after giving effect to the conversion of all of our outstanding preferred stock into 6,460,000 shares of common stock, as these shares may be converted at any time by the preferred shareholders.

Name of beneficial owner	Actual		As if converted
	Amount and nature of beneficial ownership	Percent of class	Amount and nature of beneficial ownership (1)	Percent of class (1)
Executive officers and directors:
Stephen Garland (2)	375,000	16.48%	375,000	4.29%
Allen Dodge (3)	-	-	-	-
Gus Blass III (4)	175,000	8.86%	356,130	4.22%
Reginald Greenslade (5)	75,000	3.80%	181,065	2.15%
Donald Larson (6)	150,000	7.59%	150,000	1.78%
All executive officers and directors as a group(5) persons)	775,000	31.96%	1,062,195	12.71%
Stockholders owning more than 5%:
JMW Fund LLC (7) 4 Richland Place Pasadena, California 91103 Manager: Justin Yorke	-	-	1,575,000	18.84%
San Gabriel Fund LLC (7) 4 Richland Place Pasadena, California 91103 Manager: Justin Yorke	-	-	1,575,000	18.84%
Justin Yorke (7) 4 Richland Place Pasadena, California 91103	-	-	3,362,994	40.23%
Charles F. Kirby (8) PO Box 3087 Greenwood Village, Colorado 80155	-	-	1,117,000	13.36%
Kirby Enterprise Fund LLC (8) PO Box 3087 Greenwood Village, Colorado 80155 Manager: Charles Kirby	-	-	605,000	7.24%

Charles F. Kirby Roth IRA (8) PO Box 3087 Greenwood Village, Colorado 80155	-	-	482,000	5.77%
Richard Giles (9) 6300 Sagewood Dr. Suite 400 Park City, Utah 84098	1,427,500	73.58%	1,427,500	16.99%

(1)

Assumes 8,360,000 shares of common stock outstanding as of May 1, 2013, after giving effect to the conversion of all of our outstanding preferred stock into 6,460,000 shares of common stock, as these shares may be converted at any time by the preferred shareholders.

(2)

Consists of 375,000 shares of common stock issuable upon exercise of vested stock options.

(3)

 Does not include 100,000 shares of common stock issuable upon exercise of unvested stock options.

(4)

Gus Blass III may be deemed to be the beneficial owner of securities held by a fund which owns 50,000 shares of common stock and 75,065 shares of Series B Preferred Stock, due to his position as manager of the fund.  As a result, when including Mr. Blass’s personal stock holdings of 231,065 shares of common stock, consisting of 50,000 shares of common stock, 75,065 shares of common stock issuable upon conversion of Series B Preferred Stock, and 31,000 shares of common stock issuable upon conversion of Series C Preferred Stock and 75,000 shares of common stock underlying vested stock options, he may be deemed to own beneficially 356,130 shares of common stock.

(5)

Includes 75,000 shares of common stock underlying vested stock options, 75,065 shares of common stock issuable upon conversion of Series B Preferred Stock, and 31,000 shares of common stock issuable upon conversion of Series C Preferred Stock.

(6)

Includes 75,000 shares of common stock underlying vested stock options and 75,000 shares of common stock.

(7)

Mr. Yorke may be deemed to be the beneficial owner of securities held by JMW Fund LLC and of San Gabriel Fund LLC due to his position as manager of both funds.  He is also the manager of funds owning an aggregate of 125,500 shares of Series C Preferred Stock. As a result, when including Mr. Yorke’s personal stockholdings of 87,494 shares of common stock, he may be deemed to own beneficially 3,362,994 shares of common stock.

(8)

Mr. Kirby is the beneficial owner of the Charles F. Kirby Roth IRA and may be deemed to be the beneficial owner of Kirby Enterprise Fund LLC due to his position as manager. He is also the manager of funds owning an aggregate of 30,000 shares of Series B Preferred Stock. As a result, Mr. Kirby may be deemed to own beneficially 1,117,000 shares of common stock.

(9)

Includes 40,000 shares of common stock underlying vested stock options and 1,387,500 shares of common stock. Excludes 1,400,000 unvested performance stock options which vest based on meeting certain future revenue goals.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Persons, Promoters and Certain Control Persons

This section describes the transactions we have engaged in with persons who were our directors or officers at the time of the transaction, and persons or entities known by us to be the beneficial owners of more than 5% of our common stock since our incorporation on March 29, 2011.

Transactions with Hunter Capital LLC

Larry Griffin, a founder and the former Chief Executive Officer of Heatwurx and David Eastman, a founder and former Secretary of Heatwurx, were also executive officers of Hunter Capital LLC. The Company leased office space and reimbursed Hunter Capital for its share of other related office expenses for the period from inception through December 31, 2011. Hunter Capital was compensated a total of $43,226 during that period.

In connection with our Series A Preferred Stock Offering on April 15, 2011, Messrs. Griffin and Eastman entered into a voting agreement, pledge agreements, and a right of first offer and co-sale agreement.  These agreements terminated on January 26, 2012 when Messrs. Griffin and Eastman severed their ties with us upon execution of a settlement agreement with us.  At the time of their departure from the Company, each returned 525,000 shares of common stock to the Company for cancellation to assist the company and provide for a better capitalization to all the investors, and sold their remaining shares to other persons.  The settlement agreement did not provide for payment by us or Messrs. Griffin and/or Eastman.  Messrs. Eastman and Griffin left the Company to pursue other interests.

Transactions with Richard Giles

Mr. Giles owns more than 5% of the outstanding shares of Company common stock.    Mr. Giles is a founder and was a director of the Company from April 2011 to June 2012.  He has also been a consultant of the Company from April 2011 to the present. His compensation as a consultant from April 2011 through March 2013 was $296,800. He continues to be paid $15,800 a month for his consulting services.

On April 15, 2011, the Company entered into an Asset Purchase Agreement with Mr. Giles. Pursuant to the agreement, the Company purchased the related business and activities of the design, manufacture and distribution of asphalt repair machinery under the Heatwurx brand. The total purchase price was $2,500,000. The purchase price was paid in a $1,500,000 cash payment and the issuance of a senior subordinated note to the seller in the amount of $1,000,000. The Company has paid Mr. Giles $110,500 for interest on the senior subordinated note through May 1, 2013.  As of May 1, 2013, the full $1,000,000 remains outstanding. In connection with this transaction, we entered into a Subordinated Security Agreement dated April 15, 2011, which secured our obligation to him with all of our assets.  Mr. Giles has agreed to subordinate to his security interest in our assets granted under this agreement to certain lenders and has entered into a Subordination Agreement dated May 22, 2013.

In conjunction with the Asset Purchase Agreement, the Company granted 200,000 performance stock options to Mr. Giles with an exercise price of $0.40 per share and a term of 7 years. Following the effectiveness of the 7 for 1 stock split that was completed in October 2011, the 200,000 performance stock options were exchanged for 1,400,000 performance stock options with an exercise price of $0.057 per share.

The performance stock options will vest in full on the occurrence of any the following: (1) The Company achieves total revenue in year 2013 of $24,750,000 determined in accordance with generally accepted accounting principles in the United States; (2) the Company achieves total revenue in year 2014 of $49,500,000; or (3) the Company achieves total revenue in year 2015 of $99,000,000. If the performance stock options do not vest per the aforementioned vesting schedule, the performance stock options will immediately terminate and expire.

The performance stock options are being accounted for as contingent consideration and were recognized at its estimated fair value at the acquisition date in the amount of $0.  In order for the options to vest, as described above, the Company must achieve certain revenue targets within three years from December 31, 2012.  In order to determine the fair value of the options granted, the Company prepared a forecast of the probability that the targets would be achieved, with a focus on the 2013 revenue given the uncertainty of forecasting revenue for years 2014 and 2015 given the Company’s development stage.  The Company prepared three scenarios only one of which resulted in the options vesting.  The Company’s forecasts indicated a 95% probability that the options would not vest and therefore would have no value.  Although the third scenario did result in the options vesting, as the probability was only 5%, the value associated with this scenario was immaterial.

Conflicts of Interest Policies

We have adopted a Code of Ethics and Business Conduct.  All our directors, officers, and employees are required to be familiar with the Code of Ethics and comply with its provisions.  The Code of Ethics expressly prohibits loans made by the Company to our directors and executive officers.   Any other transaction involving an executive officer or director that may create a conflict of interest must receive the prior approval of the Audit Committee.  All other conflicts must be reported to the Chief Financial Officer.  The Code of Ethics provides that conflicts of interest should be avoided but allows the Audit Committee to approve transactions with executive officers or directors other than loans or guaranty transactions.

Other than as described in this section, there are no material relationships between us and any of our directors, executive officers, or known holders of more than 5% of our common stock.

DESCRIPTION OF SECURITIES

The following is a description of our capital stock and certain provisions of our certificate of incorporation, our bylaws as well as certain provisions of applicable law.  Other than the ability to issue preferred stock without stockholder authorization or approval as discussed below, we have no charter or bylaw provisions that would prevent or delay a change in control, or discourage potential bidders

General

We are authorized to issue 23,000,000 shares of capital stock, $0.0001 par value per share, consisting of 20,000,000 shares of common stock and 3,000,000 shares of preferred stock.  We have designated and issued 600,000, 1,500,000, and 760,000 shares of Series A, B and C Preferred Stock, respectively, in separate private placements.

The following is a summary of the rights associated with our common stock and preferred stock.

Common stock

As of May 1, 2013, we had 16 stockholders of record owning a total of 1,900,000 shares of common stock. In addition, we had 6,460,000 shares of common stock reserved and subject to issuance upon conversion of preferred stock and 2,462,000 shares reserved for issuance upon exercise of outstanding options.

Our Certificate of Incorporation does not provide for cumulative voting and the holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders.  Our preferred stockholders are entitled to cast the number of votes equal to the number of whole shares of common stock which they are convertible into.  The holders of our common stock are entitled to receive ratably such common stock dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. A merger, conversion, exchange or consolidation of us with or into any other person or sale or transfer of all or any part of our assets (which does not in fact result in our liquidation and distribution of assets) will not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of our affairs. The holders of our common stock have no preemptive or conversion rights.

All outstanding shares of common stock and all shares of common stock when issued by us will be fully paid and nonassessable.  Our board is authorized to issue additional shares of common stock within the limits authorized by our Certificate of Incorporation without stockholder approval.

Preferred stock

Our certificate of incorporation authorizes the issuance of up to 3,000,000 shares of preferred stock in one or more series. To date we have issued a total of 2,860,000 shares of preferred stock in series A, B and C as detailed below. Any further issuance will require amendment of our certificate of incorporation and stockholder approval.

Series A Preferred Stock.  As of May 1, 2013, there were 600,000 shares of Series A Preferred Stock outstanding.

The Series A Preferred Stock has the following terms:

•

annual dividend of $0.066664 cumulative dividend per share;

•

dividends accrue but are not payable unless declared by the Board of Directors or unless dividends are to be paid on common stock;

•

liquidation preference of $0.8333 per share with priority over common stock;

•

convertible into common stock at $0.119047 per share for a total of 4,200,000 shares;

•

voting rights equal to common stock on an as-converted basis;

•

convertible at any time at the option of the owner of the preferred stock; and

•

automatically converts to 4,200,000 shares of common stock upon the closing of a “qualified IPO” with gross proceeds of $5,000,000 or upon payment in full of the outstanding senior secured promissory notes and the senior subordinated promissory notes.

Series B Preferred Stock.  As of May 1, 2013, there were 1,500,000 shares of Series B Preferred Stock outstanding.

The Series B Preferred Stock has the following terms:

•

annual dividend of $0.16 cumulative dividend per share;

•

dividends accrue but are not payable unless declared by the Board of Directors or unless dividends are to be paid on common stock;

•

liquidation preference of $2.00 per share with priority over common stock;

•

convertible into common stock at $2.00 per share for a total of 1,500,000 shares;

•

voting rights equal to common stock on an as-converted basis;

•

convertible at any time at the option of the owner of the preferred stock; and

•

automatically converts to 1,500,000 shares of common stock upon the closing of a “qualified IPO” with gross proceeds of $5,000,000 or upon payment in full of the outstanding senior secured promissory notes and the senior subordinated promissory notes.

Series C Preferred Stock.  As of May 1, 2013, there were 760,000 shares of Series C Preferred Stock outstanding.

The Series C Preferred Stock has the following terms:

•

annual dividend of $0.16 cumulative dividend per share accrues and is payable quarterly;

•

liquidation preference of $2.00 per share with priority over common stock;

•

convertible into common stock at $2.00 per share for a total of 760,000 shares;

•

voting rights equal to common stock on an as-converted basis;

•

convertible at any time at the option of the owner of the preferred stock; and

•

automatically converts to 760,000 shares of common stock upon the closing of a “qualified IPO” with gross proceeds of $5,000,000 or upon payment in full of the outstanding senior secured promissory notes and the senior subordinated promissory notes..

Indemnification of directors and officers

Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the maximum extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. We have agreed to indemnify our executive officers and directors for all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by them in respect of any civil, criminal or administrative action or proceeding to which they are made a party by reason of being or having been a director or officer, if (a) they acted honestly and in good faith with a view to our best interests, and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, they had reasonable grounds for believing that their conduct was lawful.

These indemnification provisions may be sufficiently broad to permit indemnification of our directors, officers and controlling persons for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of

1933, as amended. To the extent that our directors, officers and controlling persons are indemnified under the provisions contained in our certificate of incorporation, bylaws, Delaware law or contractual arrangements against liabilities arising under the Securities Act, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer agent and registrar

The transfer agent and registrar for our common stock is Corporate Stock Transfer, Inc., Denver, Colorado.

Shares eligible for future sale

There has been no public market for any of our securities. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market prices of our common stock.

We are registering in this prospectus:

•

6,460,000 shares of common stock underlying our Series A, B and C Preferred Stock; and

•

1,750,000 outstanding shares of common stock.

Accordingly, up to 8,210,000 shares of common stock may be sold under this prospectus.

Stock options

We intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock issuable under our equity compensation plan. At May 1, 2013 there were 1,022,000 stock options outstanding under the plan to purchase an equal number of shares of common stock at $2.00 per share. At May 1, 2013 there were an additional 1,440,000 nonqualified performance stock options outstanding that were not issued under our equity compensation plan.

The registration statement on Form S-8 is expected to be filed not sooner than 90 days following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Shares issued upon the exercise of stock options after the effective date of the Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to limitations applicable to affiliates under Rule 144 of the Securities Act.

SELLING STOCKHOLDERS

This prospectus relates to:

•

the resale by our common stockholders of 1,750,000 shares of common stock; and

•

6,460,000 shares of common stock issuable upon conversion of Series A, B and C Preferred Stock.

These securities were issued as follows:

•

Common Stock: Upon incorporation on March 29, 2011, 2,800,000 shares of common stock were sold at $0.001 par value. In January 2012, 1,050,000 of these shares were cancelled, resulting in a balance of 1,750,000 shares of Common Stock.

•

Series A Preferred Stock: In April 2011, we realized $500,000 from the sale of 600,000 shares of Series A Preferred Stock for $0.8333 per share.

•

Series B Preferred Stock: In October 2011, we realized $3,000,000 from the sale of 1,500,000 shares of Series B Preferred Stock for $2.00 per share.

•

Series C Preferred Stock: In August 2012, we realized $1,520,000 from the sale of 760,000 shares of Series C Preferred Stock for $2.00 per share.

The following tables set forth information regarding the shares of common stock owned beneficially as of May 1, 2013, by each selling stockholder and assumes the conversion of all 2,860,000 shares of  preferred stock into 6,460,000 shares of common stock. The selling stockholders are not required, and may choose not to sell any of their shares of common stock.

None of the selling stockholders is an officer, director or other affiliate except as indicated below.

Name of selling stockholder	Shares owned prior to offering	Shares being offered	Shares owned after offering (1)	Percentage owned after offering (1)
JMW Fund LLC (2)	1,575,000	1,575,000	-	-
San Gabriel Fund LLC (3)	1,575,000	1,575,000	-	-
Richard Giles (4)	1,387,500	1,387,500	-	-
Kirby Enterprise Fund LLC (5)	605,000	605,000	-	-
Charles F Kirby Roth 401k (6)	525,000	525,000	-	-
Gus Blass II	156,065	156,065	-	-
The Richland Fund LLC	135,500	135,500	-	-
Capital Properties LLC	125,065	125,065	-	-
Gus Blass III (7)	125,065	125,065	-	-
Jay R Kuhne	125,065	125,065	-	-
West Hampton Special Situations Fund, LLC	125,000	125,000	-	-
Reg Greeenslade (8)	106,065	106,065	-	-
Echo Capital Growth Corporation	87,565	87,565	-	-
Buddy Walker	75,000	75,000	-	-
W D Larson (9)	75,000	75,000	-	-
W Douglas Moreland	75,000	75,000	-	-
Buddy & Linda Walker Comm. Prop.	70,000	70,000	-	-
High Speed Aggregate	52,532	52,532	-	-
Daryl & Stacy Monday Comm. Prop.	50,043	50,043	-	-
William J. Gordica	50,043	50,043	-	-
James T Galvin	50,032	50,032	-	-
The Russell Trust dtd 6/23/97	50,022	50,022	-	-
Underwood Family Partners	45,000	45,000	-	-
Goldstein Family Associates, a Colorado LLP	40,022	40,022	-	-
William F Hubble	37,522	37,522	-	-
John Paulson	33,766	33,766	-	-
Linda G McGrain	32,500	32,500	-	-
Alex Conner Blass Trust #3	31,000	31,000	-	-
Wayne T Grau	31,000	31,000	-	-
Donald P Wells	30,013	30,013	-	-
Stephen C Ball	27,500	27,500	-	-
88 Lapis Investments, LLC	25,022	25,022	-	-
Reuben Sandler	25,022	25,022	-	-
Wayne T. & Maria A. Grau, Joint Ten.	25,022	25,022	-	-
Macquarie Private Wealth ITF Trevor	25,000	25,000	-	-
Mason Family Trust	25,000	25,000	-	-

Volcano Fund LLC	25,000	25,000	-	-
Jerry Donahue	22,511	22,511	-	-
Shuster Family Trust dtd 4/4/80	22,511	22,511	-	-
Joseph W Skeehan	20,000	20,000	-	-
Kirby Enterprise Capital Management, LLC (10)	20,000	20,000	-	-
Pamela A Pryor	20,000	20,000	-	-
Michael A Schneider	17,500	17,500	-	-
Georgette Pagano	16,000	16,000	-	-
Cecelia Yorke	15,000	15,000	-	-
Jeff P. Ploen	15,000	15,000	-	-
Bruce Stewart	12,511	12,511	-	-
Lee & Janet Keyte Comm Pro.	12,511	12,511	-	-
Linda Waitsman & Kenton Spuehler Jt. Ten.	12,511	12,511	-	-
Aaron A. & Patricia Grunfeld Jt. Ten.	12,500	12,500	-	-
Chad K Kirby	12,500	12,500	-	-
David Erickson	12,500	12,500	-	-
Growth Ventures Inc Roth 401 K	12,500	12,500	-	-
James R Colburn	12,500	12,500	-	-
Kelsey Kirby	12,500	12,500	-	-
Lee Keyte	12,500	12,500	-	-
Mary Schneider	12,500	12,500	-	-
Justin & Jannina Yorke Comm. Prop.	12,494	12,494	-	-
Aaron A Grunfeld	10,000	10,000	-	-
Arthur Kassoff	10,000	10,000	-	-
Dennis J. Gordica	10,000	10,000	-	-
Fisk Investments LLC	10,000	10,000	-	-
Patrick M. Reidy	10,000	10,000	-	-
Richard Orman	10,000	10,000	-	-
The Mulhern Family Trust UDT 8/20/92	10,000	10,000	-	-
Thomas E. Manoogian	10,000	10,000	-	-
Weston P Munselle	10,000	10,000	-	-
Barbara J Chambers	7,500	7,500	-	-
Beverly Yorke	7,500	7,500	-	-
Brian R Cullen	7,500	7,500	-	-
Jim Williams	7,500	7,500	-	-
Pole Creek Associates LLC	7,500	7,500	-	-
Horst H Engel	7,000	7,000	-	-
Darlyne Garofalo	6,000	6,000	-	-
Andrew Elliot	5,000	5,000	-	-
Antonio & Boliva Castaneda Jt. Ten.	5,000	5,000	-	-
Chris Antonsen	5,000	5,000	-	-
Edward A. Cerkovnik. Sr.	5,000	5,000	-	-
Hillary Ridland	5,000	5,000	-	-
International Card Services, LLC	5,000	5,000	-	-
John Kennedy	5,000	5,000	-	-
Kimberly Stump	5,000	5,000	-	-
Mccall Kuhne	5,000	5,000	-	-
Stacey Mercer	5,000	5,000	-	-
Steve Jackson	5,000	5,000	-	-

Susan Cooper	5,000	5,000	-	-
Taylor Keyte	5,000	5,000	-	-
Teddy Keyte	5,000	5,000	-	-
William Hoover	5,000	5,000	-	-
Frank Guiltinan	4,000	4,000	-	-
Fred M. & Virginia Rusk Comm. Rop.	3,000	3,000	-	-
Monica F Burman	2,500	2,500	-	-
Ximena Blanca Proano	2,500	2,500	-	-
Amy Antonsen	1,000	1,000	-	-
Joanna Antonsen	1,000	1,000	-	-
Sarah B Trainotti	1,000	1,000	-	-
Doreen Fox Oswaks	500	500	-	-
Francis Guiltinan	300	300	-	-
Steven Guiltinan	300	300	-	-
Christopher & Laura Bragg Jt. Ten.	200	200	-	-
Kyle & Katie Miller	200	200	-	-
Michael & Jennifer Skeehan Jt. Ten.	200	200	-	-
Joeseph Guiltinan	150	150	-	-
Nicole Guiltinan	150	150	-	-
Total	8,210,000	8,210,000	-	-

(1)

Amount gives effect to the conversion of all 2,860,000 shares of preferred stock to 6,460,000 shares of common stock but does not include the issuance of 1,022,000 and 1,440,000 shares of common stock upon exercise of outstanding stock options and performance stock options, respectively.

(2)

JMW Fund LLC owns more than 5% of the outstanding shares of Company common stock. Justin Yorke is the Manager of the Fund and was a director from April 2011 until June 2012.

(3)

San Gabriel Fund LLC owns more than 5% of the outstanding shares of Company common stock. Justin Yorke is the Manager of the Fund and was a director from April 2011 until June 2012.

(4)

Mr. Giles owns more than 16.90% of the outstanding shares of our common stock.  Mr. Giles was a director of the Company from April 2011 to June 2012 and has been a consultant of the Company from April 2011 to the present.

(5)

Kirby Enterprise Fund LLC owns more than 5% of the outstanding shares of Company common stock. Charles Kirby is the Manager of the Fund and was a director from April 2011 until October 2011.

(6)

Charles F Kirby Roth 401k owns more than 5% of the outstanding shares of Company common stock.  Charles Kirby was a director from April 2011 until October 2011.

(7)

Mr. Blass III is a director of our company.

(8)

Mr. Greenslade is a director of our company.

(9)

Mr. Larson is a director of our company.

(10)

Kirby Enterprise Capital Management Fund LLC is an affiliate of a stockholder who owns more than 5% of the outstanding shares of Company common stock. Charles Kirby is the Manager of the Fund and was a director from April 2011 until October 2011.

SALE OF SECURITIES AND PLAN OF DISTRIBUTION

The sale of the securities described in this prospectus may be made from time-to-time in transactions, which may include block transactions by or for the account of the holders, in the over-the-counter market or in negotiated transactions through a combination of these methods of sale or otherwise. Sales may be made at fixed prices that may be changed, at market prices prevailing at the time of sale or at negotiated prices.

A post-effective amendment to the registration statement that includes this prospectus must be filed and declared effective by the Securities and Exchange Commission before a holder may:

•

sell any securities described in this prospectus according to the terms of this prospectus either at a fixed price or a negotiated price, either of which is not at the prevailing market price;

•

sell securities described in this prospectus in a block transaction to a purchaser who resells;

•

pay compensation to a broker-dealer that is other than the usual and customary discounts, concessions or commissions; or

•

make any arrangements, either individually or in the aggregate, that would constitute a distribution of the securities described in this prospectus.

No underwriting arrangements exist as of the date of this prospectus to sell any common stock on behalf of the selling stockholders.  Upon being advised of any underwriting arrangements that may be entered into by a selling stockholder after the date of this prospectus, we will prepare a supplement to this prospectus to disclose those arrangements.

The selling stockholders may, from time to time, sell all or a portion of their shares of common stock  at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The selling stockholders may offer our common stock at various times in one or more of the following transactions:

•

on any national securities exchange, or other market on which our common stock may be listed at the time of sale;

•

in the over-the-counter market;

•

through block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•

through purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•

in ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•

through options, swaps or derivatives;

•

in privately negotiated transactions;

•

in transactions to cover short sales; and

•

through a combination of any such methods of sale.

In addition, the selling stockholders may also sell common stock pursuant to Rule 144 under the Securities Act of 1933 under the requirements of such rule, if available, rather than pursuant to this prospectus.

The selling stockholders may sell our common stock directly to purchasers or may use brokers, dealers, underwriter or agents to sell our common stock upon terms and conditions that will be described in the applicable prospectus supplement. In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions, discounts or concessions from a selling stockholder or, if any such broker-dealer acts as agent for the purchaser of such common stock , from such purchaser in amounts to be negotiated. Such compensation may, but is not expected to, exceed that which is customary for the types of transactions involved. Broker-dealers may agree to sell a specified number of such common stock at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for us or a selling stockholder, to purchase as principal any unsold common stock at the price required to fulfill the broker-dealer commitment. Broker-dealers who acquire common stock as principal may thereafter resell such common stock from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter market or otherwise at prices and on terms prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. In connection with such resales, broker-dealers may pay to or receive from the purchasers of such common stock commissions as described above.

The selling stockholders and any broker-dealers or agents that participate with them in sales of the common stock are deemed to be "Underwriter" within the meaning of the Securities Act of 1933 in connection with such sales. Accordingly, any commissions received by such broker dealers or agents and any profit on the resale of the common stock  purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

From time to time the selling stockholder, other than officers, directors, and affiliates of the Company, may be engaged in short sales, short sales against the box, puts and calls and other hedging transactions in our securities, and may sell and deliver the common stock in connection with such transactions or in settlement of securities loans. These transactions may be entered into with broker-dealers or other financial institutions. In addition, from time to time, a selling stockholder may pledge its common stock pursuant to the margin provisions of its customer agreements with its broker-dealer. Upon delivery of the common stock or a default by a selling stockholder, the broker-dealer or financial institution may offer and sell the pledged common stock from time to time.

LEGAL MATTERS

The validity of the securities offered hereby is being passed upon for us by The Law Office of Ronald N. Vance & Associates, P.C., South Jordan, Utah.

EXPERTS

The predecessor financial statements of Heatwurx, Inc. for the period from January 1, 2009 (date of inception) to April 15, 2011 and for the period from January 1, 2011 to April 15, 2011 and the financial statements of the successor entity, Heatwurx, Inc. as of December 31, 2012 and 2011 and for the year ended December 31, 2012 and for the period from March 29, 2011 (date of inception) to December 31, 2011, appearing in this Prospectus and Registration Statement have been audited by Hein & Associates LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere herein, which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s ability to continue as a going concern and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File Number 333-184948) under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the securities offered hereby, reference is made to the registration statement and the exhibits filed therewith.

Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. We currently do not file periodic reports with the SEC. Upon the effective date of the registration statement of which this prospectus is a part, we will be required to file periodic reports and other information with the SEC pursuant to the Exchange Act.

A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

If you are a stockholder, you may request a copy of these filings at no cost by contacting us at: 6041 South Syracuse Way, Suite 315, Greenwood Village, Colorado 80111.

HEATWURX, INC.

(A Development Stage Company)

Index to Financial Statements

Heatwurx, Inc. (A Development Stage Company)	Page
Unaudited Balance Sheets at March 31, 2013 and December 31, 2012	F-2
Unaudited Statements of Operations for the three months ended March 31, 2013 and 2012, and for the period from March 29, 2011 (date of inception) through March 31, 2013	F-3
Unaudited Statements of Cash Flows for the three months ended March 31, 2013 and 2012, and for the period from March 29, 2011 (date of inception) through March 31, 2013	F-4
Notes to Unaudited Financial Statements	F-5

HEATWURX, INC.

(A Development Stage Company)

BALANCE SHEETS

	March 31, 2013	December 31,
	(unaudited)	2012

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$ 421,489	$ 1,027,475
Accounts receivable	19,700	30,451
Prepaid expenses and other current assets	49,916	50,368
Inventory	62,640	48,749
Total current assets	553,745	1,157,043
EQUIPMENT, net of depreciation	309,599	316,357
INTANGIBLE ASSETS, net of amortization	2,321,430	2,410,715
TOTAL ASSETS	$ 3,184,774	$ 3,884,115

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$ 160,991	$ 73,172
Accrued liabilities	159,003	112,482
Interest payable	2,630	2,630
Income taxes payable	150	150
Loan payable	27,398	27,218
Current portion of senior subordinated note payable	750,000	500,000
Total current liabilities	1,100,172	715,652
LONG-TERM LIABILITIES:
Loan payable	99,241	106,158
Senior subordinated note payable	250,000	500,000
Total long-term liabilities	349,241	606,158
TOTAL LIABILITIES	$ 1,449,413	$ 1,321,810
COMMITMENTS AND CONTINGENCIES (NOTE 8)
STOCKHOLDERS’ EQUITY:
Series A Preferred Stock, $0.0001 par value, 600,000 issued and outstanding; liquidation preference of $578,353 at March 31, 2013 and $568,490 as of December 31, 2012	$ 60	$ 60
Series B Preferred Stock, $0.0001 par value, 1,500,000 shares issued and outstanding; liquidation preference of $3,345,863 at March 31, 2013 and $3,286,685 as of December 31, 2012	150	150
Series C Preferred Stock, $0.0001 par value, 760,000 shares issued and outstanding; liquidation preference of $1,599,073 at March 31, 2013 and $1,569,172 as of December 31, 2012	76	76
Common stock, $0.0001 par value, 20,000,000 shares authorized; 1,900,000 shares issued and outstanding	190	190
Additional paid-in capital	6,011,958	5,992,636
Accumulated deficit during development stage	(4,277,073)	(3,430,807)
Total stockholders’ equity	$ 1,735,361	$ 2,562,305
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$ 3,184,774	$ 3,884,115

The accompanying notes are an integral part of these unaudited financial statements.

HEATWURX, INC.

(A Development Stage Company)

STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the period from March 29, 2011 (date of inception) through March 31,	Three Months Ended March 31,
	2013	2013	2012
REVENUE:
Equipment sales	$ 209,345	$ 19,200	$ 14,614
Other revenue	17,534	-	-
Total revenues	226,879	19,200	14,614

COST OF GOODS SOLD	145,380	12,125	12,405
GROSS PROFIT	81,499	7,075	2,209

EXPENSES:
Selling, general and administrative	3,232,132	736,566	390,060
Research and development	693,434	71,626	144,098
Total expenses	3,925,566	808,192	534,158

LOSS FROM OPERATIONS	(3,844,067)	(801,117)	(531,949)

OTHER INCOME AND EXPENSE:
Interest income	5,472	641	791
Interest expense	(359,124)	(15,889)	(49,479)
Total other income and expense	(353,652)	(15,248)	(48,688)

LOSS BEFORE INCOME TAXES	(4,197,719)	(816,365)	(580,637)
Income taxes	(281)	-	-
NET LOSS	$ (4,198,000)	$ (816,365)	$ (580,637)

Preferred Stock Cumulative Dividend	503,289	98,942	69,617
Net loss available to common stockholders	$ (4,701,289)	$ (915,307)	$ (650,254)
Net loss per common share basic and diluted	$ (2.15)	$ (0.48)	$ (0.32)
Weighted average shares outstanding used in calculating net loss per common share	2,188,745	1,900,000	2,038,462

The accompanying notes are an integral part of these unaudited financial statements.

HEATWURX, INC.

(A Development Stage Company)

UNAUDITED STATEMENT OF CASH FLOWS

(UNAUDITED)

	For the period from March 29, 2011(date of inception) through March 31,	Three Months Ended March 31,
	2013	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$ (4,198,000)	$ (816,365)	$ (580,637)
Adjustments to reconcile net loss to cash flows used in operating activities:
Depreciation	32,741	13,034	60
Amortization	178,570	89,285	-
Bad debt expense	3,500	-	-
Non-cash expenses exchanged for services	1,694	-	-
Stock-based compensation	688,434	19,322	281,879
Changes in current assets and liabilities:
Decrease (increase) in receivables	(22,700)	11,251	(13,314)
Increase in prepaid and other current assets	(50,416)	(48)	-
Increase in inventory	(62,640)	(13,891)	-
Increase in income taxes payable	150	-	-
Increase in accounts payable	160,991	87,819	89,047
Increase in accrued liabilities	79,930	16,620	37,271
(Decrease) increase in interest payable	2,630	-	(10,521)
Cash used in operating activities	(3,185,116)	(592,973)	(196,215)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(344,034)	(6,276)	-
Acquisition of business	(2,500,000)	-	-
Cash used in investing activities	(2,844,034)	(6,276)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of senior secured notes payable	1,500,000	-	-
Proceeds from issuance of senior subordinated note payable	1,000,000	-	-
Proceeds from issuance of common shares	4,000	-	-
Proceeds from exercise of options	300,000	-	-
Proceeds from issuance of Series A preferred shares	500,000	-	-
Proceeds from issuance of Series B preferred shares	3,000,000	-	-
Proceeds from issuance of Series C preferred shares	1,520,000	-	-
Loan proceeds from loan payable, net of payments	126,639	(6,737)	-
Repayment of senior secured notes payable	(1,500,000)	-	-
Cash (used in) provided by financing activities	6,450,639	$ (6,737)	-

NET CHANGE IN CASH AND CASH EQUIVALENTS	421,489	(605,986)	(196,215)
CASH AND CASH EQUIVALENTS, beginning of period	-	1,027,475	2,794,937
CASH AND CASH EQUIVALENTS, end of period	$ 421,489	$ 421,489	$ 2,598,722

Cash paid for interest	$ 356,205	$ 15,889	$ 49,479
Cash paid for income taxes	$ 200	$ -	$ -
Dividend payable in accrued expenses	$ 79,073	$ 79,073	$ -

The accompanying notes are an integral part of these unaudited financial statements.

HEATWURX, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

1.

PRINCIPAL BUSINESS ACTIVITIES:

Organization and Business – Heatwurx, Inc. (“Heatwurx,” the “Company”) is a development stage, asphalt repair equipment and technology company.  Heatwurx was incorporated on March 29, 2011 as Heatwurxaq, Inc. and subsequently changed its name to Heatwurx, Inc. on April 15, 2011.  (Note 4)

Development Stage – From the date of incorporation, the Company has been in the development stage and therefore is classified as a development stage company.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation – These unaudited interim financial statements and related notes are presented in accordance with the accounting principles generally accepted in the United States (“U.S. GAAP”). Accordingly, it does not include all disclosures required in the annual financial statements by U.S. GAAP.  In the opinion of management, the accompanying unaudited interim financial statements contain all adjustments considered necessary to present fairly in all material respects the financial position as of March 31, 2013.  These financial statements should be read in conjunction with the audited financial statements and accompanying notes for the year ended December 31, 2012.  Operating results for the three months ended March 31, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013 or any future period.

The Company’s financial statements are prepared using U.S. GAAP applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company also faces certain risks and uncertainties which are present in many emerging companies regarding product development, future profitability, ability to obtain future capital, protection of patents and property rights, competition, rapid technological change, government regulations, recruiting and retaining key personnel, and third party manufacturing organizations.

The Company has incurred operating losses, accumulated deficit and negative cash flows from operations since inception.  As of March 31, 2013, the Company had an accumulated deficit of approximately $4,277,000.  These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.  The accompanying unaudited financial statements do not include any adjustments to reflect the possible future effects on the recoverability of assets or the amounts and classification of liabilities that might result should the Company be unable to continue as a going concern.

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions by management that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. While management believes the estimates to be reasonable, actual results could differ materially from those estimates and could impact future results of operations and cash flows.

Cash and Cash Equivalents – The Company considers all highly liquid investments with a maturity at the date of purchase of three months or less to be cash equivalents. The Company had no cash equivalents at March 31, 2013. At times, the Company may have cash balances above the FDIC insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Accounts Receivable and Bad Debt Expense – Management reviews individual accounts receivable balances that exceed 90 days from the invoice date.  Based on an assessment of current creditworthiness of the customer, the Company estimates the portion, if any, of the balance that will not be collected.  All accounts deemed to be uncollectible are written off to operation expense.  There was no allowance for uncollectible accounts for the period from March 29, 2011 (date of inception) through March 31, 2013.

Inventories – The Company’s finished goods and materials and supplies inventories are recorded at the lower of cost or net realizable value.  Cost is determined by using the FIFO (first-in, first-out) inventory method.

Property and Equipment – Property and equipment is stated at cost and consists of office and computer equipment, depreciated on a straight line basis over an estimated useful life of three years, and process demonstration equipment (demo equipment) depreciated on a straight line basis over an estimated useful life of seven years.

Impairment of Long-lived Assets – The Company periodically reviews its long-lived assets to determine potential impairment by comparing the carrying value of the long-lived assets with the estimated future net undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition, whenever events or changes in circumstances indicate a potential impairment may exist.  Should the sum of the expected future net cash flows be less than the carrying value, the Company would recognize an impairment loss at that date.  An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value (estimated discounted future cash flows) of the long-lived assets.  There were no impairment charges for the period from March 29, 2011 (date of inception) through March 31, 2013.

Intangible Assets – Intangible assets consist of in-process research and development acquired as part of an acquisition. During development, in-process research and development is not subject to amortization and is tested for impairment.  As of October 1, 2012, in-process research and development is now classified as developed technology and amortized over its estimated useful life of 7 years.

Stock-Based Compensation – The Company accounts for the cost of employee services received in exchange for the award of equity instruments based on the fair value of the award, determined on the date of grant. The expense is to be recognized over the period during which an employee is required to provide services in exchange for the award. The Company estimates forfeitures at the time of grant and makes revisions, if necessary, at each reporting period if actual forfeitures differ from those estimates. The Company estimated future unvested forfeitures at 0% for the period ended March 31, 2013.

Advertising Expense – The Company charges advertising costs to expense as incurred. Advertising costs were $68,737 for the three months ended March 31, 2013 and no advertising costs in the three months ended March 31, 2012.

Income Taxes – The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

The provision for income taxes includes federal and state income taxes currently payable and deferred taxes resulting from temporary differences between the financial statement and tax basis of assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets when it is more-likely-than-not that a tax benefit will not be realized.

With respect to uncertain tax positions, the Company would recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position. The tax benefits to be recognized in the financial statements from such a position would be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

Compensated absences – At March 31, 2013, the Company recorded a liability for paid time off earned by permanent employees but not taken, in accordance with human resource policies.

Revenue Recognition – The Company sells its equipment (HWX-30 heater and HWX-AP-40 asphalt processor), as well as certain consumables, such as rejuvenation oil, to third parties.  Equipment sales revenue is recognized when all of the following criteria are satisfied:  (a) persuasive evidence of a sales arrangement exists; (b) price is fixed and determinable; (c) collectability is reasonably assured; and (d) delivery has occurred.  Persuasive evidence of an arrangement and a fixed or determinable price exist once we receive an order or contract from a customer.  We assess collectability at the time of the sale and if collectability is not reasonably assured, the sale is deferred and not recognized until collectability is probable or payment is received.  Typically, title and risk of ownership transfer when the equipment is shipped.

Other revenue represents rentals of certain of the Company’s equipment.

Interest income is recognized as earned, over the term of the investment.

Fair Value of Financial Instruments – The Company measures its financial assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date. Additionally, the Company is required to provide disclosure and categorize assets and liabilities measured at fair value into one of three different levels depending on the assumptions (i.e., inputs) used in the valuation. Level 1 provides the most reliable measure of fair value while Level 3 generally requires significant management judgment. Financial assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The fair value hierarchy is defined as follows:

•

Level 1 – quoted prices in active markets for identical assets or liabilities,

•

Level 2 – other significant observable inputs for the assets or liabilities through corroboration with market data at the measurement date,

•

Level 3 – significant unobservable inputs that reflect management’s best estimate of what market participants would use to price the assets or liabilities at the measurement date.

The carrying amount of certain financial instruments, including cash and cash equivalents and interest payable approximates fair value due to the relatively short maturity of such instruments. The carrying amount of the senior subordinated note payable approximates the fair value of such an instrument based upon management’s best estimate of interest rates that would be available to the Company for a similar financial arrangement at March 31, 2013 and December 31, 2012. The Company does not have any fair value instruments for assets and liabilities measured at fair value on a recurring or non-recurring basis, consequently, the Company did not have any fair value adjustments for assets and liabilities measured at fair value at March 31, 2013, nor gains or losses reported in the statement of operations.

Concentration of Supplier and Customer Risk – During the period ended March 31, 2013, the Company’s asphalt repair equipment, including major components, were purchased from a single supplier.  During the same period, one customer was responsible for 100% of total revenues.

Recent Accounting Pronouncements – From time to time, the Financial Accounting Standards Board (“FASB”) or other standard setting bodies issue new accounting pronouncements. Updates to the FASB Accounting Standards Codification are communicated through issuance of an Accounting Standards Update (“ASU”). Unless otherwise discussed, we believe that the impact of recently issued guidance, whether adopted or to be adopted in the future, is not expected to be material to our financial statements upon adoption.

Subsequent Events – The Company performed an evaluation of subsequent events through the date of this filing.

3.

PROPERTY AND EQUIPMENT:

A summary of the cost of property and equipment, by component, and the related accumulated depreciation is as follows:

	March 31, 2013	December 31, 2012
	(unaudited)
Computer equipment & software	$ 20,561	$ 14,285
Demo equipment	321,432	321,432
	341,993	335,717
Accumulated depreciation	(32,394)	(19,360)
	$ 309,599	$ 316,357

Depreciation expense was $13,034 and $60, for the three months ended March 31, 2013 and 2012, respectively.

4.

ACQUISITION:

On April 15, 2011, the Company entered into an Asset Purchase Agreement with an individual who is a founder and a current stockholder. Pursuant to the agreement, the Company purchased the related business and activities of the design, manufacture and distribution of asphalt repair machinery under the Heatwurx brand. The total purchase price was $2,500,000. The purchase price was paid in a $1,500,000 cash payment and the issuance of a senior subordinated note to the seller in the amount of $1,000,000. (Note 5)

The business essentially consisted of the investment in research and development of the technology, the patents applied for as a result of the research and development activities and certain distribution relationships that were in process, but not finalized as of the acquisition date.  Collectively, these investments constitute the in-process research and development we refer to as the “asphalt preservation and repair solution.” The Company capitalized $2,500,000 of in-process research and development related to this asphalt preservation and repair solution. As of October 1, 2012, in-process research and development is now classified as developed technology and amortized over its estimated useful life of 7 years. The estimated fair value of the in-process research and development was determined using the income approach.  Under the income approach, the expected future cash flows from the asset are estimated and discounted to its net present value at an appropriate risk-adjusted rate of return.

In conjunction with the Asset Purchase Agreement, the Company granted 200,000 performance stock options to a founder of the Company with an exercise price of $0.40 per share and a term of 7 years. Following the effectiveness of the 7 for 1 stock split that was completed in October 2011, the 200,000 performance stock options were exchanged for 1,400,000 performance stock options with an exercise price of $0.057 per share.

The performance stock options will vest in full on the occurrence of any the following: (1) The Company achieves total revenue in year 2013 of $24,750,000 determined in accordance with U.S. GAAP; (2) the Company achieves total revenue in year 2014 of $49,500,000; or (3) the Company achieves total revenue in year 2015 of $99,000,000. If the performance stock options do not vest per the aforementioned vesting schedule, the performance stock options will immediately terminate and expire.

The performance stock options are being accounted for as contingent consideration and were recognized at its estimated fair value at the acquisition date in the amount of $0.  In order for the options to vest, as described above, the Company must achieve certain revenue targets within three years from December 31, 2012.  In order to determine the fair value of the options granted, the Company prepared a forecast of the probability that the targets would be achieved, with a focus on the 2013 revenue given the uncertainty of forecasting revenue for years 2014 and 2015 given the Company’s development stage.  The Company prepared three scenarios only one of which resulted in the options vesting.  The Company’s forecasts indicated a 95% probability that the options would not vest and therefore would have no value.  Although the third scenario did result in the options vesting, as the probability was only 5%, the value associated with this scenario was immaterial.

5.

NOTES PAYABLE:

Senior Subordinated Note Payable – The Company issued a senior subordinated note payable in the amount of $1,000,000 on April 15, 2011. The note, which is secured by all of the Company’s assets, bears interest at a rate of 6% per annum and matures on April 15, 2014. As of March 31, 2013, the note is subject to mandatory principal payments as follows:

Date of Payment	Amount of Payment
October 15, 2013	$ 250,000
December 15, 2013	250,000
February 15, 2014	250,000
April 15, 2014	250,000
Total principal payments	$ 1,000,000

Interest on the senior subordinated note payable totaling $2,630 was outstanding at March 31, 2013.

Note Payable to Equipment Manufacturer – In September 2012, the Company financed the purchase of equipment primarily used for transporting the Company’s process demonstration equipment. The note, in the original amount of $142,290, bears interest at a rate of 2.6% per annum and matures on September 4, 2017.

As of March 31, 2013, the note is subject to mandatory principal payments as follows:

Year ending December 31,	Payments
2013	$ 20,481
2014	27,944
2015	28,689
2016	29,454
2017	20,071
Total principal payments	$ 126,639

6.

STOCKHOLDERS’ EQUITY

Common Stock – The Company has authorized 20,000,000 common shares with a $0.0001 par value. As of March 31, 2013 there were 1,900,000 common shares outstanding.

Preferred Stock – The Company has authorized 3,000,000 shares of Preferred Stock with a $0.0001 par value. As of March 31, 2013, 600,000 shares were designated as Series A Preferred Stock, 1,500,000 shares were designated as Series B Preferred Stock and 760,000 shares were designated as Series C Preferred stock.

Series A Preferred Stock – As of March 31, 2013 there were 600,000 shares of Series A Preferred Stock outstanding.

The Series A Preferred Stock ranks senior in liquidation and dividend preferences to the Company’s common stock. Holders of Series A Preferred Stock accrue dividends at the rate per annum of $0.066664. At March 31, 2013 Series A Preferred Stock had dividends accumulated of $78,353.  No dividends have been declared, therefore there are no amounts accrued on the balance sheet.

The holders of the Series A Preferred Stock have conversion rights equivalent to such number of fully paid and non-assessable shares of common stock as is determined by dividing the Series A original issue price of $0.8333 by the then applicable conversion price. The conversion ratio is subject to customary anti-dilution adjustments, including in the event that the Company issues equity securities at a price equivalent to less than the conversion price in effect immediately prior to such issue.

The holders of Series A Preferred Stock have a liquidation preference over the holders of the Company’s common stock equivalent to the purchase price per share of the Series A Preferred Stock plus any accrued and unpaid dividends, whether or not declared, on the Series A Preferred Stock.  A liquidation would be deemed to occur upon the happening of customary events, including transfer of all or substantially all of the Company’s common stock or assets or a merger, or consolidation. The Company believes that such liquidation events are within its control and therefore has classified the Series A Preferred Stock in stockholders’ equity.

The holders of Series A Preferred Stock vote together as a single class with the holders of the Company’s common stock on all action to be taken by the Company’s stockholders. Each share of Series A Preferred Stock entitles the holder to the number of votes equal to the number of shares of common stock into which the shares of the Series A Preferred Stock are convertible into as of the record date for determining stockholders entitled to vote on such matter.

In connection with the issuance of Series A Preferred Stock, the Company entered into an Investors’ Rights Agreement (the “Rights Agreement”). The Rights Agreement provides that holders of at least 40% of the Series A Preferred Stock, including common stock into which the Series A Preferred Stock has been converted, may demand and cause the Company to register a Form S-1 or Form S-3, if eligible, on their behalf for the shares of common stock issued, issuable or that may be issuable upon conversion of the Series A Preferred Stock (the “Registrable Securities”). Whenever required under this agreement to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective.

Series B Preferred Stock – As of March 31, 2013 there were 1,500,000 shares of Series B Preferred Stock outstanding.

The Series B Preferred Stock ranks senior in liquidation and dividend preferences to the Company’s common stock. Holders of Series B Preferred Stock accrue dividends at the rate per annum of $0.16 per share. At March 31, 2013, Series B Preferred Stock had dividends accumulated of $345,863.  No dividends have been declared, therefore there are no amounts accrued on the balance sheet.

The holders of the Series B Preferred Stock have conversion rights equivalent to such number of fully paid and non-assessable shares of common stock as is determined by dividing the Series B original issue price of $2.00 by the then applicable conversion price. The conversion ratio is subject to customary anti-dilution adjustments, including in the event that the Company issues equity securities at a price equivalent to less than the conversion price in effect immediately prior to such issue.

The holders of Series B Preferred Stock have a liquidation preference over the holders of the Company’s common stock equivalent to the purchase price per share of the Series B Preferred Stock plus any accrued and unpaid dividends, whether or not declared, on the Series B Preferred Stock. A liquidation would be deemed to occur upon the happening of customary events, including transfer of all or substantially all of the Company’s common stock or assets or a merger, or consolidation. The Company believes that such liquidation events are within its control and therefore the Company has classified the Series B Preferred Stock in stockholders’ equity.

The holders of Series B Preferred Stock vote together as a single class with the holders of the Company’s common stock on all action to be taken by the Company’s stockholders. Each share of Series B Preferred Stock entitles the holder to the number of votes equal to the number of shares of common stock into which the shares of the Series B Preferred Stock are convertible into as of the record date for determining stockholders entitled to vote on such matter.

In connection with the issuance of Series B Preferred Stock, the Company entered into an Investors’ Rights Agreement with the same terms and conditions as the Rights Agreement for the Series A Preferred Stock described above.

Series C Preferred Stock – As of March 31, 2013 there were 760,000 shares of Series C Preferred Stock outstanding.

The Series C Preferred Stock ranks senior in liquidation and dividend preferences to the Company’s common stock. Holders of Series C Preferred Stock accrue dividends at the rate per annum of $0.16 per share. At March 31, 2013, Series C Preferred Stock had dividends accumulated of $79,073.  As dividends are accrued and payable quarterly on the Series C Preferred Stock, the Company has accrued $79,073 for dividends payable in accrued expenses as of March 31, 2013.

The holders of the Series C Preferred Stock have conversion rights equivalent to such number of fully paid and non-assessable shares of common stock as is determined by dividing the Series C original issue price of $2.00 by the then applicable conversion price. The conversion ratio is subject to customary anti-dilution adjustments, including in the event that the Company issues equity securities at a price equivalent to less than the conversion price in effect immediately prior to such issue.

The holders of Series C Preferred Stock have a liquidation preference over the holders of the Company’s common stock equivalent to the purchase price per share of the Series C Preferred Stock plus any accrued and unpaid dividends, whether or not declared, on the Series C Preferred Stock. A liquidation would be deemed to occur upon the happening of customary events, including transfer of all or substantially all of the Company’s common stock or assets or a merger, or consolidation. The Company believes that such liquidation events are within its control and therefore the Company has classified the Series C Preferred Stock in stockholders’ equity.

The holders of Series C Preferred Stock vote together as a single class with the holders of the Company’s common stock on all action to be taken by the Company’s stockholders. Each share of Series C Preferred Stock entitles the holder to the number of votes equal to the number of shares of common stock into which the shares of the Series C Preferred Stock are convertible into as of the record date for determining stockholders entitled to vote on such matter.

In connection with the issuance of Series C Preferred Stock, the Company entered into an Investors’ Rights Agreement with the same terms and conditions as the Rights Agreement for the Series A Preferred Stock described above.

Treasury Stock Transaction

Effective January 26, 2012 two of our founders, including our former Chief Executive Officer, Mr. Larry Griffin, severed their ties with the Company upon execution of a settlement agreement with us.  At the time of their departure from the Company, each of them returned 525,000 shares of common stock to the Company for cancellation to assist the Company and provide for a better capitalization to all the investors, and sold their remaining shares to other persons.  The settlement agreement did not provide for payment by us or the founders.

Stock Options

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
Balance, December 31, 2011	300,000	$ 2.00
Granted	872,000	$ 2.00
Exercised	(150,000)	$ 2.00
Cancelled	–	$ –
Balance, December 31, 2012	1,022,000	$ 2.00	4.30
Granted	–	$ –
Exercised	–	$ –
Cancelled	–	$ –
Balance, March 31, 2013	1,022,000	$ 2.00	4.00
Exercisable, March 31, 2013 and December 31, 2012	710,000	$ 2.00

There were no stock options granted during the three months ended March 31, 2013.  The fair value of each stock option granted during the year ended December 31, 2012 was estimated on the date of grant using the Black Scholes option pricing model with the following assumptions:

December 31, 2012
Risk-free interest rate range	0.62% – 0.91%
Expected life	5.0 years
Vesting Period	0 – 4 Years
Expected volatility	39%
Expected dividend	–
Fair value range of options at grant date	$0.675– $0.705

During the three months ended March 31, 2013 and March 31, 2012, the Company recorded stock-based compensation expense of $19,322 and $281,879

As of March 31, 2013 there was $162,381 of unrecognized compensation expense related to the issuance of the stock options.

Performance Stock Options

There were no performance Stock options granted during the three months ended March 31, 2013.

	Number of Options	Weighted Average Exercise Price
Balance, December 31, 2011	1,400,000	$ 0.06
Granted	40,000	$ 2.00
Exercised	–	$ –
Cancelled	–	$ –
Balance, March 31, 2013 and December 31, 2012	1,440,000	$ 0.11
Exercisable, March 31, 2013 and December 31, 2012	40,000	$ 2.00

See Note 4 for further discussion of the performance options.

     7.  NET LOSS PER COMMON SHARE:

The Company computes loss per share of common stock using the two-class method required for participating securities.  Our participating securities include all series of our convertible preferred stock.  Undistributed earnings allocated to these participating securities are added to net loss in determining net loss attributable to common stockholders.  Basic and Diluted loss per share are computed by dividing net loss attributable to common stockholder by the weighted-average number of shares of common stock outstanding.

Outstanding options were not included in the computation of diluted loss per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be anti-dilutive.

The calculation of the numerator and denominator for basic and diluted net loss per common share is as follows:

	For the three months ended		For the period from March 29, 2011 (date of inception) through
	March 31,		March 31,
	2013	2012	2013
Net Loss	$ (816,365)	$ (580,637)	$ (4,198,000)
Basic and diluted:
Preferred stock cumulative dividend – Series A	9,863	9,945	78,353
Preferred stock cumulative dividend – Series B	59,178	59,672	345,863
Preferred stock cumulative dividend – Series C	29,901	-	79,073
Net income available to preferred stockholders	98,942	69,617	503,289
Net loss attributable to common stockholders	(915,307)	(650,254)	(4,701,289)

8.

COMMITMENTS AND CONTINGENCIES:

Lease Commitments – On July 18, 2012, the Company entered into a thirteen month lease for office space for our corporate headquarters located in Greenwood Village, Colorado.  Under the terms of the lease agreement, the Company leased approximately 2,244 square feet of general office space.  The lease term commenced on July 23, 2012 and continues through August 31, 2013.

Total rent expense for the three months ended March 31, 2013 and March 31, 2012 was $8,819 and $2,484, respectively.

The Company’s remaining commitment under its current lease term for 2013 is approximately $14,000.

Purchase Commitments – As of March 31, 2013, the Company has a commitment to its manufacturer to purchase equipment totaling approximately $204,000.

9.

RELATED PARTY TRANSACTIONS:

During the three months ended March 31, 2013 and March 31, 2012, the Company paid consulting fees of $47,400 and $37,800, respectively to Richard Giles, a founder, stockholder and former director of the Company.  In addition the company paid $15,000 in each of the three months ended March 31, 2013 and March 31, 2012 to Richard Giles.  During the three months ended March 31, 2012 the company also paid consulting fees of $12,500 to Larry Griffin, a founder, and former executive officer of the Company.

10.

SUBSEQUENT EVENTS:

In May 2013, the Company raised an additional $1,000,000 pursuant to the terms of a Senior Loan Agreement and the issuance of Senior Secured Promissory Notes.  In connection with these loans, the Company agreed to pay each investor an origination fee of 1.5%, for a maximum of $15,000, of the amount loaned to the Company within 10 days following the date of the loan.  These promissory notes mature on September 15, 2013, and bear interest at 12% per annum.  Interest is payable monthly commencing on the first day of the month following the issuance date of the notes.  The loans are secured by all of the Company’s assets, except for certain equipment that was previously financed. In connection with this transaction, a prior lender agreed to subordinate to these new lenders his security interest in our assets granted in April 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Heatwurx, Inc.

We have audited the accompanying statements of operations, divisional net equity, and cash flows for the period from January 1, 2011 to April 15, 2011 and for the period from January 1, 2009 (date of inception) to April 15, 2011 of the predecessor carve-out entity to Heatwurx, Inc. (the "Company" or "Successor") a development stage company, and the balance sheet of the successor entity, Heatwurx, Inc., as of December  31 , 2012 and 2011 and the related statements  of operations, stockholders' equity, and cash flows for the year ended December 31, 2012 and for the period from March 29, 2011  (date of inception) to December 31, 2011 and 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses since incorporation and has an accumulated net deficit of approximately $3.4 million at December 31, 2012. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

In our opinion, the financial statements referred to above present fairly, in all material respects, the statements of financial position as of December 31, 2012 and 2011 of Heatwurx, Inc. and the results of the predecessor carve-out entity to Heatwurx, Inc. operations and its cash flows for period from January 1, 2011 to April 15, 2011 and for the period from January 1, 2009 (date of inception) to April 15, 2011 and the results of operations and cash flows of Heatwurx, Inc. for the year ended December 31, 2012 and for the period from March 29, 2011 (date of inception) to December 31, 2011 and 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Hein & Associates LLP

Irvine, California

March 14, 2013

HEATWURX, INC. AND PREDECESSOR CARVE-OUT

(A Development Stage Company)

BALANCE SHEETS AS OF DECEMBER 31, 2012 AND 2011

	2012	2011

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$ 1,027,475	$ 2,794,937
Accounts receivable	30,451	9,500
Prepaid expenses and other current assets	50,368	-
Inventory	48,749	-
Total current assets	1,157,043	2,804,437
EQUIPMENT, net of depreciation	316,357	1,201
INTANGIBLE ASSETS, net of amortization	2,410,715	2,500,000
TOTAL ASSETS	$ 3,884,115	$ 5,305,638

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$ 73,172	$ -
Accrued liabilities	112,482	20,000
Interest payable	2,630	10,521
Income taxes payable	150	100
Loan payable	27,218	-
Current portion of senior subordinated note payable	500,000	-
Current portion of senior secured notes payable	-	300,000
Total current liabilities	715,652	330,621
LONG-TERM LIABILITIES:
Loan payable	106,158	-
Senior secured notes payable, net of current portion	-	1,200,000
Senior subordinated note payable	500,000	1,000,000
Total long-term liabilities	606,158	2,200,000
TOTAL LIABILITIES	1,321,810	2,530,621
COMMITMENTS AND CONTINGENCIES (NOTE 9)
STOCKHOLDERS’ EQUITY:
Series A Preferred Stock, $0.0001 par value, 600,000 issued and outstanding; liquidation preference of $568,490 and $528,492 as of December 31, 2012 and 2011, respectively	60	60
Series B Preferred Stock, $0.0001 par value, 1,500,000 shares issued and outstanding; liquidation preference of $3,286,685 and $3,046,685 as of December 31, 2012 and 2011, respectively	150	150
Series C Preferred Stock, $0.0001 par value, 760,000 shares issued and outstanding as of December 31, 2012; liquidation preference of $1,569,172 as of December 31, 2012	76	-
Common stock, $0.0001 par value, 20,000,000 shares authorized; 1,900,000 and 2,800,000 shares issued and outstanding at December 31, 2012 and 2011, respectively	190	280
Additional paid-in capital	5,992,636	3,715,624
Accumulated deficit during development stage	(3,430,807)	(941,097)
Total stockholders’ equity	2,562,305	2,775,017
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$ 3,884,115	$ 5,305,638

The accompanying notes are an integral part of these financial statements.

HEATWURX, INC. AND PREDECESSOR CARVE-OUT

(A Development Stage Company)

STATEMENTS OF OPERATIONS

				For the year ended December 31, 2011
	For the period from March 29, 2011 (date of inception) through December 31, 2012	For the year ended December 31, 2012	For the period from January 1, 2009 (date of inception) through April 15, 2011	For the period from January 1, 2011 through April 15, 2011	For the period from March 29, 2011 (date of inception) through December 31, 2011
	(successor)	(successor)	(predecessor)	(predecessor)	(successor)
REVENUE:
Equipment sales	$ 190,145	$ 190,145	$ 279,473	$ 143,393	$ -
Other revenue	17,534	2,000	-	-	15,534
Total revenues	207,679	192,145	279,473	143,393	15,534

COST OF GOODS SOLD	133,255	133,255	222,332	76,792	-
GROSS PROFIT	74,424	58,890	57,141	66,601	15,534

EXPENSES:
Selling, general and administrative	2,495,566	1,883,635	90,323	13,130	611,931
Research and development	621,808	448,028	187,642	14,689	173,780
Total expenses	3,117,374	2,331,663	277,965	27,819	785,711

(LOSS) INCOME FROM OPERATIONS	(3,042,950)	(2,272,773)	(220,824)	38,782	(770,177)

OTHER INCOME AND EXPENSE:
Interest income	4,831	3,131	-	-	1,700
Interest expense	(343,235)	(170,715)	-	-	(172,520)
Total other income and expense	(338,404)	(167,584)	-	-	(170,820)

(LOSS) INCOME BEFORE INCOME TAXES	(3,381,354)	(2,440,357)	(220,824)	38,782	(940,997)
Income taxes	(281)	(181)	-	-	(100)
NET (LOSS) INCOME	$ (3,381,635)	$ (2,440,538)	$ (220,824)	$ 38,782	$ (941,097)

Preferred Stock Cumulative Dividend	404,347	329,170	N/A	N/A	75,177
Net loss available to common stockholders	$(3,785,982)	$(2,769,708)	-	-	$(1,016,274)
Net loss per common share basic and diluted	$(1.70)	$(1.50)	-	-	$(0.37)
Weighted average shares outstanding used in calculating net loss per common share	2,229,160	1,843,033	-	-	2,739,350

The accompanying notes are an integral part of these financial statements.

HEATWURX, INC. AND PREDECESSOR CARVE-OUT

(A Development Stage Company)

STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE PERIOD FROM MARCH 29, 2011 (DATE OF INCEPTION) THROUGH

DECEMBER 31, 2012 AND DIVISIONAL NET EQUITY FOR THE PERIOD FROM JANUARY 1, 2009 (DATE OF INCEPTION) TO APRIL 15, 2011

	Series A Preferred Stock		Series B Preferred Stock		Series C Preferred Stock		Common Stock		Additional Paid-In Capital	Accumu- lated Deficit	Divisional Net Equity	Total
	Shares	$	Shares	$	Shares	$	Shares	$	$	$	$	$
Predecessor:
Balance at January 1, 2009 (date of inception)	-	-	-	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	-	-	(100,012)	-
Net transactions with Parent	-	-	-	-	-	-	-	-	-	-	116,263	-
Balance at December 31, 2009	-	-	-	-	-	-	-	-	-	-	16,251	-
Net loss	-	-	-	-	-	-	-	-	-	-	(159,594)	-
Net transactions with Parent	-	-	-	-	-	-	-	-	-	-	160,764	-
Balance at December 31, 2010	-	-	-	-	-	-	-	-	-	-	17,421	-
Net income	-	-	-	-	-	-	-	-	-	-	38,782	-
Net transactions with Parent	-	-	-	-	-	-	-	-	-	-	(41,969)	-
Balance at April 15, 2011	-	-	-	-	-	-	-	-	-	-	14,234	-

Successor:
Balance at March 29, 2011 (date of inception)	–	$ –	–	$ –	–	$–	–	$–	$–	$ –		$ –
Shares issued on April 4, 2011	–	–	–	–	–	–	2,800,000	280	3,720	–		4,000
600,000 shares issued at $0.833 per share pursuant to private placement dated April 15, 2011	600,000	60	–	–	–	–	–	–	499,940	–		500,000
1,500,000 shares issued at $2.00 per share pursuant to private placement dated October 21, 2011	–	–	1,500,000	150	–	–	–	–	2,999,850	–		3,000,000
Stock-based compensation	–	–	–	–	–	–	–	–	212,114	–		212,114
Net loss for the period	–	–	–	–	–	–	–	–	–	(941,097)		(941,097)
Balance at December 31, 2011	600,000	$60	1,500,000	$150		$–	2,800,000	$280	$3,715,624	$(941,097)		$2,775,017
760,000 shares issued at $2.00 per share pursuant to private placement dated August 6, 2012	–	–	–	–	760,000	76	–	–	1,519,924	–		1,520,000
Stock-based compensation	–	–	–	–	–	–	–	–	456,998	–		456,998
Dividend payable on Series C Preferred Stock	–	–	–	–	–	–	–	–	–	(49,172)		(49,172)
1,050,000 shares acquired as Treasury stock and retired	–	–	–	–	–	–	(1,050,000)	(105)	105	–		–
Stock options exercised	–	–	–	–	–	–	150,000	15	299,985	–		300,000
Net loss	–	–	–	–	–	–	–	–	–	(2,440,538)		(2,440,538)
Balance at December 31, 2012	600,000	$60	1,500,000	$150	760,000	$76	1,900,000	$ 190	$5,992,636	$(3,430,807)		$2,562,305

The accompanying notes are an integral part of these financial statements.

HEATWURX, INC. AND PREDECESSOR CARVE-OUT

(A Development Stage Company)

STATEMENT OF CASH FLOWS

				For the year ended December 31, 2011
	For the period from March 29, 2011(date of inception) through December 31, 2012	For the year ended December 31, 2012	For the period from January 1, 2009 (date of inception) through April 15, 2011	For the period from January 1, 2011 through April 15, 2011	For the period from March 29, 2011 (date of inception) through December 31, 2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$ (3,381,635)	$ (2,440,538)	$ (220,824)	$ 38,782	$ (941,097)
Adjustments to reconcile net (loss) income to cash flows (used in) provided by operating activities:
Depreciation	19,707	19,182	8,076	3,187	525
Amortization	89,285	89,285	-	-	-
Bad debt expense	3,500	3,500	-	-	-
Non-cash expenses exchanged for services	1,694	-	-	-	1,694
Stock-based compensation	669,112	456,998	-	-	212,114
Changes in current assets and liabilities:
Increase in receivables	(33,951)	(24,451)	-	-	(9,500)
Increase in prepaid and other current assets	(50,368)	(50,368)	-	-	-
Increase in inventory	(48,749)	(48,749)	-	-	-
Increase in income taxes payable	150	50	-	-	10
Increase in accounts payable	73,172	73,172	-	-	-
Increase in accrued liabilities	63,310	43,310	-	-	20,000
Increase (decrease) in interest payable	2,630	(7,891)	-	-	10,521
Cash (used in) provided by operating activities	(2,592,143)	(1,886,500)	(212,748)	41,969	(705,643)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(337,758)	(334,338)	(22,310)	-	(3,420)
Acquisition of business	(2,500,000)	-	-	-	(2,500,000)
Cash used in investing activities	(2,837,758)	(334,338)	(22,310)	-	(2,503,420)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of senior secured notes payable	1,500,000	-	-	-	1,500,000
Proceeds from issuance of senior subordinated note payable	1,000,000	-	-	-	1,000,000
Proceeds from issuance of common shares	4,000	-	-	-	4,000
Exercise of options	300,000	300,000	-	-	-
Proceeds from issuance of Series A preferred shares	500,000	-	-	-	500,000
Proceeds from issuance of Series B preferred shares	3,000,000	-	-	-	3,000,000
Cash advances (to) from parent	-	-	235,058	(41,969)
Loan proceeds from CAT financial, net of repayments	133,376	133,376	-	-	-
Proceeds from issuance of Series C preferred shares	1,520,000	1,520,000	-	-	-
Repayment of senior secured notes payable	(1,500,000)	(1,500,000)	-	-	-
Cash provided by (used in) financing activities	$ 6,457,376	$ 453,376	$ 235,058	$ (41,969)	$ 6,004,000

NET CHANGE IN CASH AND CASH EQUIVALENTS	1,027,475	(1,767,462)	-	-	2,794,937
CASH AND CASH EQUIVALENTS, beginning of period	-	2,794,937	-	-	-
CASH AND CASH EQUIVALENTS, end of period	$ 1,027,475	$ 1,027,475	$ -	$ -	$ 2,794,937
Cash paid for interest	$ 340,316	$ 178,316	$ -	$ -	$ 162,000
Cash paid for income taxes	$ 100	$ 100	$ -	$ -	$ -
NON CASH INVESTING AND FINANCING ACTIVITY:

Dividend payable in accrued expenses	$ 49,172	$ 49,172	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

HEATWURX, INC. AND PREDECESSOR CARVE-OUT

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

1.

PRINCIPAL BUSINESS ACTIVITIES:

Organization and Business – Heatwurx, Inc. (“Heatwurx,” the “Company”) is a development stage, asphalt repair equipment and technology company.  Heatwurx was incorporated on March 29, 2011 as Heatwurxaq, Inc. and subsequently changed its name to Heatwurx, Inc. on April 15, 2011.  (Note 4)

Development Stage – From the date of incorporation, the Company has been in the development stage and therefore is classified as a development stage company.

Predecessor Carve-Out Financial Statements – On April 15, 2011, the Company entered into an Asset Purchase Agreement with an individual who is a current stockholder of the Company. Pursuant to the agreement, the Company purchased the related business and activities of the design, manufacture and distribution of asphalt repair machinery under the Heatwurx brand. The assets acquired represent Heatwurx’s predecessor under Rule 405 of the Regulation C of the Securities Act of 1933, as amended, as the assets acquired represent the acquisition of a business and Heatwurx’s own operations were insignificant relative to the operations acquired. The accompanying predecessor financial statements present the relative revenues earned and expenses incurred and the cash flows of the predecessor owner relative to the assets acquired.

Subsequent to the acquisition, the successor financial statements present the financial position, operations and cash flows of the assets acquired, the liabilities assumed and operations of the assets acquired as well as those  acquired subsequently and are reflected at their purchase-date fair values. Those fair values are reflected as the cost of the assets acquired and the carrying amounts of the liabilities assumed, and are the basis of the resulting operations of the successor.

Prior to the acquisition of the predecessor assets, Heatwurx had minimal activity and was a development stage company. Its planned operations were to purchase the assets acquired and develop the business using the assets acquired. Heatwurx had no revenue for the period from incorporation on March 29, 2011 to the date of acquisition of the assets on April 15, 2011.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation – These financial statements and related notes are presented in accordance with the accounting principles generally accepted in the United States and are expressed in U.S. dollars. The Company’s fiscal year end is December 31.

The Company’s financial statements are prepared using generally accepted accounting principles in the United States of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company also faces certain risks and uncertainties which are present in many emerging companies regarding product development, future profitability, ability to obtain future capital, protection of patents and property rights, competition, rapid technological change, government regulations, recruiting and retaining key personnel, and third party manufacturing organizations.

For the year ended December 31, 2012, the Company incurred a net loss of $2.4 million and utilized $2.6 million in cash flows from operating activities.  The Company had cash on hand of approximately $1.0 million as of December 31, 2012.  Successful completion of the Company’s development program and its transition to profitable operations is dependent upon obtaining additional financing adequate to fulfill its development and commercialization activities, and achieve a level of revenues adequate to support the Company’s cost structure.  Many of the Company’s objectives to establish profitable business operations rely upon the occurrence of events outside its control; there is no assurance that the Company will be successful in accomplishing these objectives.

The issues described above raise substantial doubt about the Company’s ability to continue as a going concern.  Management of the Company intends to address these issues by raising additional capital through either an initial public offering or through a private placement.  The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability of assets or the amounts and classification of liabilities that might results from the outcome of these uncertainties.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions by management that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Cash and Cash Equivalents – The Company considers all highly liquid investments with a maturity at the date of purchase of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2012. At times, the Company may have cash balances above the FDIC insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Accounts Receivable and Bad Debt Expense – Management reviews individual accounts receivable balances that exceed 90 days from the invoice date.  Based on an assessment of current creditworthiness of the customer, the Company estimates the portion, if any, of the balance that will not be collected.  All accounts deemed to be uncollectible are written off to operation expense.  There was no allowance for uncollectible accounts for the years ended December 31, 2012 and 2011.

Inventories – The Company’s finished goods and materials and supplies inventories are recorded at lower of cost or net realizable value.  Cost is determined by using the FIFO (first-in, first-out) inventory method.

Property and Equipment – Property and equipment is stated at cost and consists of office and computer equipment depreciated on a straight line basis over an estimated useful life of three or seven years and process demonstration equipment (demo equipment) depreciated on a straight line basis over an estimated useful life of seven years.

Impairment of Long-lived Assets – The Company periodically reviews its long-lived assets to determine potential impairment by comparing the carrying value of the long-lived assets with the estimated future net undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition, whenever events or changes in circumstances indicate a potential impairment may exist.  Should the sum of the expected future net cash flows be less than the carrying value, the Company would recognize an impairment loss at that date.  An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value (estimated discounted future cash flows) of the long-lived assets.  There were no impairment charges for the years ended December 31, 2012 and 2011.

Intangible Assets – Intangible assets consist of in-process research and development acquired as part of an acquisition. During development, in-process research and development is not subject to amortization and is tested for impairment.  As of October 1, 2012, in-process research and development is now classified as developed technology and amortized over its estimated useful life of 7 years.

Stock-Based Compensation – The Company accounts for the cost of employee services received in exchange for the award of equity instruments based on the fair value of the award, determined on the date of grant. The expense is to be recognized over the period during which an employee is required to provide services in exchange for the award. The Company estimates forfeitures at the time of grant and makes revisions, if necessary, at each reporting period if actual forfeitures differ from those estimates. The Company estimated future unvested forfeitures at 0% for the year ended December 31, 2012.

Advertising Expense – The Company charges advertising costs to expense as incurred. Advertising costs were $150,500 and $30,488 (consisting of $25,600 for the successor and $4,888 for the predecessor) for the year ended December 31, 2012 and 2011, respectively.

Income Taxes – The Company and its predecessor account for income taxes using the asset and liability method of accounting for deferred income taxes.

The provision for income taxes includes federal and state income taxes currently payable and deferred taxes resulting from temporary differences between the financial statement and tax bases of assets and liabilities.

Valuation allowances are recorded to reduce deferred tax assets when it is more-likely-than-not that a tax benefit will not be realized.

With respect to uncertain tax positions, the Company would recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position. The tax benefits to be recognized in the financial statements from such a position would be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

Compensated absences – At December 31, 2012, the Company recorded a liability for paid time off earned by permanent employees in accordance with human resource policies, but not taken.  There were no permanent employees at December 31, 2011.

Revenue Recognition – The Company sells its equipment (HWX-30 heater and HWX-AP-40 asphalt processor), as well as certain consumables, such as rejuvenation oil, to resellers.  Equipment sales revenue is recognized when all of the following criteria are satisfied:  (a) persuasive evidence of a sales arrangement exists; (b) price is fixed and determinable; (c) collectability is reasonably assured; and (d) delivery has occurred.  Persuasive evidence of an arrangement and a fixed or determinable price exist once we receive an order or contract from a customer.  We assess collectability at the time of the sale and if collectability is not reasonably assured, the sale is deferred and not recognized until collectability is probable or payment is received.  Typically, title and risk of ownership transfer when the equipment is shipped.  The Company does not have any additional post shipment obligations or customer acceptance provisions.  The Company’s sales to resellers are non-cancelable, non-refundable and payment terms are typically net forty-five days.

Other revenue represents rentals of certain of the Company’s equipment.  Rental revenue is recognized over the period the equipment is rented as long as collectability is reasonably assured.  We assess collectability at the time of the rental and if collectability is not reasonably assured, revenue recognition is deferred and not recognized until collectability is probable or payment is received.

Interest income is recognized as earned, over the term of the investment.

Fair Value of Financial Instruments – The Company measures its financial assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date. Additionally, the Company is required to provide disclosure and categorize assets and liabilities measured at fair value into one of three different levels depending on the assumptions (i.e., inputs) used in the valuation. Level 1 provides the most reliable measure of fair value while Level 3 generally requires significant management judgment. Financial assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The fair value hierarchy is defined as follows:

•

Level 1 – quoted prices in active markets for identical assets or liabilities,

•

Level 2 – other significant observable inputs for the assets or liabilities through corroboration with market data at the measurement date,

•

Level 3 – significant unobservable inputs that reflect management’s best estimate of what market participants would use to price the assets or liabilities at the measurement date.

The carrying amount of certain financial instruments, including cash and cash equivalents and interest payable approximates fair value due to the relatively short maturity of such instruments. The senior secured and senior subordinated notes payable approximates the fair value of such instrument based upon management’s best estimate of interest rates that would be available to the Company for similar financial arrangement at December 31, 2012 and 2011. The Company does not have any fair value instruments for assets and liabilities measured at fair value on a recurring or non-recurring basis, consequently, the Company did not have any fair value adjustments for assets and liabilities measured at fair value at December 31, 2012, nor gains or losses reported in the statement of operations.

Concentration of Supplier and Customer Risk – During the year ended December 31, 2012, the Company’s asphalt repair equipment, including major components, were purchased from three primary suppliers providing an aggregate of 98% of total equipment purchases.  During the same period, three customers were responsible for an aggregate of 99% of total revenues.

Recent Accounting Pronouncements – In May 2011, the Financial Accounting Standards Board (“FASB”) issued ASU 2011-04, Fair Value Measurement (“ASU 2011-04”), which amended ASC 820, Fair Value Measurements (“ASC 820”), providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the disclosure requirements. ASU 2011-04 became effective for the Company beginning January 1, 2012. The adoption of ASU 2011-04 did not have a material effect on the Company’s financial statements or disclosures.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 20): Presentation of Comprehensive Income, which is effective for annual reporting periods beginning after December 31, 2011. ASU 2011-05 became effective for the Company on January 1, 2012. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. In addition, items of other comprehensive income that are reclassified to profit or loss are required to be presented separately on the face of the financial statements. This guidance is intended to increase the prominence of other comprehensive income in financial statements by requiring that such amounts be presented either in a single continuous statement of income and comprehensive income or separately in consecutive statements of income and comprehensive income. The adoption of ASU 2011-05 did not have a material effect on the Company’s financial statements or disclosures.

In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment (“ASU 2011-08”), which amends the guidance in ASC 350-20, Intangibles—Goodwill and Other – Goodwill. ASU 2011-08 provides entities with the option of performing a qualitative assessment before calculating the fair value of the reporting unit when testing goodwill for impairment. If the fair value of the reporting unit is determined, based on qualitative factors, to be more-likely-than-not less than the carrying amount of the reporting unit, the entities are required to perform a two-step goodwill impairment test. ASU 2011-08 became effective for the Company beginning January 1, 2012. The adoption of ASU 2011-08 did not have a material effect on the Company’s financial statements or disclosures.

Subsequent Events – The Company performed an evaluation of subsequent events through the date of this filing.

3.

  PROPERTY AND EQUIPMENT:

A summary of the cost of property and equipment, by component, and the related accumulated depreciation is as follows:

	December 31, 2012	December 31, 2011
Computer equipment & software	$ 14,285	$ -
Demo Equipment	321,432	1,379
	335,717	1,379
Accumulated depreciation	(19,360)	(178)
	$ 316,357	$ 1,201

Depreciation expense was $19,182, for the year ended December 31, 2012 and $3,712 (consisting of $525 from the successor and $3,187 from the predecessor) for the year ended December 31, 2011, respectively.

4.

ACQUISITION:

On April 15, 2011, the Company entered into an Asset Purchase Agreement with an individual who is a founder and a current stockholder. Pursuant to the agreement, the Company purchased the related business and activities of the design, manufacture and distribution of asphalt repair machinery under the Heatwurx brand. The total purchase price was $2,500,000. The purchase price was paid in a $1,500,000 cash payment and the issuance of a senior subordinated note to the seller in the amount of $1,000,000. (Note 5)

The business essentially consisted of the investment in research and development of the technology, the patents applied for as a result of the research and development activities and certain distribution relationships that were in process, but not finalized as of the acquisition date.  Collectively, these investments constitute the in-process research and development we refer to as the “asphalt preservation and repair solution.” The Company capitalized $2,500,000 of in-process research and development related to this asphalt preservation and repair solution. As of October 1, 2012, in-process research and development is now classified as developed technology and amortized over its estimated useful life of 7 years. The estimated fair value of the in-process research and development was determined using the income approach.  Under the income approach, the expected future cash flows from the asset are estimated and discounted to its net present value at an appropriate risk-adjusted rate of return.  Amortization expense for the year ended December 31, 2012 was $89,285.

Expected amortization expense for our developed technology for the next five years is as follows:

2013 - $   357,153

2014 - $   357,153

2015 - $   357,153

2016 - $   357,153

2017 - $   357,153

           $1,785,765

In conjunction with the Asset Purchase Agreement, the Company granted 200,000 performance stock options to a founder of the Company with an exercise price of $0.40 per share and a term of 7 years. Following the effectiveness of the 7 for 1 stock split that was completed in October 2011, the 200,000 performance stock options were exchanged for 1,400,000 performance stock options with an exercise price of $0.057 per share.

The performance stock options will vest in full on the occurrence of any the following: (1) The Company achieves total revenue in year 2013 of $24,750,000 determined in accordance with generally accepted accounting principles in the United States; (2) the Company achieves total revenue in year 2014 of $49,500,000; or (3) the Company achieves total revenue in year 2015 of $99,000,000. If the performance stock options do not vest per the aforementioned vesting schedule, the performance stock options will immediately terminate and expire.

The performance stock options are being accounted for as contingent consideration and were recognized at its estimated fair value at the acquisition date in the amount of $0.  In order for the options to vest, as described above, the Company must achieve certain revenue targets within three years from December 31, 2012.  In order to determine the fair value of the options granted, the Company prepared a forecast of the probability that the targets would be achieved, with a focus on the 2013 revenue given the uncertainty of forecasting revenue for years 2014 and 2015 given the Company’s development stage.  The Company prepared three scenarios only one of which resulted in the options vesting.  The Company’s forecasts indicated a 95% probability that the options would not vest and therefore would have no value.  Although the third scenario did result in the options vesting, as the probability was only 5%, the value associated with this scenario was immaterial.

5.

NOTES PAYABLE:

Senior Secured Notes Payable – The Company issued senior secured promissory notes totaling $1,500,000 on April 15, 2011. The notes bear interest at a rate of 12% per annum and were originally due on October 15, 2013.

On July 14, 2012, the Company entered into a First Amendment to Senior Secured Promissory Notes with the holders of the Senior Secured Notes Payable for a deferral of the scheduled principal payment of $150,000 that was due on July 15, 2012.  The note holders agreed to relinquish their rights to receive the July 15, 2012 payment in exchange for the Company’s early repayment of the Senior Secured Promissory Notes on or before August 31, 2012.

On August 6, 2012, the Company issued 760,000 Series C Preferred Stock for total gross proceeds of $1,520,000. The Series C Preferred Stock ranks senior in liquidation and dividend preferences to the Company’s common stock.

Holders of Series C Preferred Stock accrue dividends at the rate per annum $.16 per share.  On August 8, 2012, the Company repurchased and retired the outstanding Senior Secured Promissory Notes for the principal balance of $1,500,000 outstanding plus accrued interest.

Senior Subordinated Note Payable – The Company issued a senior subordinated note payable in the amount of $1,000,000 on April 15, 2011. The note, which is secured by all of the Company’s assets, bears interest at a rate of 6% per annum and matures on April 15, 2014. As of December 31, 2012, the note is subject to mandatory principal payments as follows:

Date of Payment	Amount of Payment
October 15, 2013	$ 250,000
December 15, 2013	250,000
February 15, 2014	250,000
April 15, 2014	250,000
Total principal payments	$ 1,000,000

Interest on the senior subordinated note payable totaling $2,630 was outstanding at December 31, 2012.

Note Payable to Equipment Manufacturer – In September 2012, the Company financed the purchase of equipment primarily used for transporting the Company’s process demonstration equipment. The note, in the original amount of $142,290, bears interest at a rate of 2.6% per annum and matures on September 4, 2017.

As of December 31, 2012, the note is subject to mandatory principal payments as follows:

Year ending December 31,	Payments
2013	$ 27,218
2014	27,944
2015	28,689
2016	29,454
2017	20,071
Total principal payments	$ 133,376

6.

            INCOME TAXES:

The Company and its predecessor file income tax returns in the U.S. federal jurisdiction and in the states of Colorado and Utah. There are currently no income tax examinations underway for these jurisdictions. The Company filed its initial tax returns for the nine months ended December 31, 2011 with federal and Utah and December 31, 2012 is the initial tax filing period for Colorado.

The Company provides deferred income taxes for differences between the tax reporting bases and the financial reporting bases of assets and liabilities. The Company had no unrecognized income tax benefits. Should the Company incur interest and penalties relating to tax uncertainties, such amounts would be classified as a component of interest expense and operating expense, respectively. Unrecognized tax benefits are not expected to increase or decrease within the next twelve months.

As of December 31, 2012, the Company’s tax year for 2011 is subject to examination by the tax authorities.

Deferred Income Taxes – The Company does not recognize the deferred income tax asset at this time because the realization of the asset is less likely than not. As of December 31, 2012, the Company has net operating losses for federal and state income tax purposes of approximately $2,927,838 and $2,927,638, respectively, which are available for application against future taxable income and which will start expiring in 2031 and 2026, respectively. The benefit associated with the net operating loss carry forward will more likely than not go unrealized unless future operations are successful. Since the success of future operations is indeterminable, the potential benefits resulting from these net operating losses have not been recorded in the financial statements.

	December 31, 2012	December 31, 2011
Deferred Tax Assets:
Net operating loss carry forward	$ 1,134,761	$ 283,010
Stock-based compensation	40,373	82,724
Accrued liabilities and deferred rent	7,459	-
Depreciation	-	85
Total	1,182,593	365,819
Valuation allowance for deferred tax asset	(1,048,199)	(349,879)
Total deferred tax assets	134,394	15,940

Deferred Tax Liabilities:
Deferred state taxes	49,310	15,940
Depreciation	58,746	-
Amortization	26,338	-
Total deferred tax liability	134,394	15,940
Net deferred tax asset	$ –	$ –

A reconciliation between the statutory federal income tax rate of 34% and our effective tax rate for the year ended December 31, 2012 and period from March 29, 2011 (date of inception) through December 31, 2011 is as follows:

	Year ended December 31, 2012	Period from March 29, 2011 (date of inception) through December 31, 2011
Federal statutory income tax rate	34.0%	34.0%
Permanent differences	(2.2)%	-
Deferred tax asset valuation allowance	(28.7)%	(34.0)%
Other	(3.1)%	-
Effective income tax rate	-	-

7.

            STOCKHOLDERS’ EQUITY:

Common Stock – The Company has authorized 20,000,000 common shares with a $0.0001 par value. As of December 31, 2012 there were 1,900,000 common shares outstanding.

Preferred Stock – The Company has authorized 3,000,000 shares of Preferred Stock with a $0.0001 par value. As of December 31, 2012, 600,000 shares were designated as Series A Preferred Stock, 1,500,000 shares were designated as Series B Preferred Stock and 760,000 shares were designated as Series C Preferred stock.

Series A Preferred Stock  – As of December 31, 2012 there were 600,000 shares of Series A Preferred Stock outstanding.

The Series A Preferred Stock ranks senior in liquidation and dividend preferences to the Company’s common stock. Holders of Series A Preferred Stock accrue dividends at the rate per annum of $0.066664. At December 31, 2012, Series A Preferred Stock had dividends accumulated of $68,490.  No dividends have been declared, therefore there are no amounts accrued on the balance sheet.

The holders of the Series A Preferred Stock have conversion rights equivalent to such number of fully paid and non-assessable shares of common stock as is determined by dividing the Series A original issue price of $0.8333 by the then applicable conversion price. The conversion ratio is subject to customary antidilution adjustments, including in the event that the Company issues equity securities at a price equivalent to less than the conversion price in effect immediately prior to such issue.

The holders of Series A Preferred Stock have a liquidation preference over the holders of the Company’s common stock equivalent to the purchase price per share of the Series A Preferred Stock plus any accrued and unpaid dividends, whether or not declared, on the Series A Preferred Stock.  A liquidation would be deemed to occur upon the happening of customary events, including transfer of all or substantially all of the Company’s common stock or assets or a merger, or consolidation. The Company believes that such liquidation events are within its control and therefore has classified the Series A Preferred Stock in stockholders’ equity.

The holders of Series A Preferred Stock vote together as a single class with the holders of the Company’s common stock on all action to be taken by the Company’s stockholders. Each share of Series A Preferred Stock entitles the holder to the number of votes equal to the number of shares of common stock into which the shares of the Series A Preferred Stock are convertible into as of the record date for determining stockholders entitled to vote on such matter.

In connection with the issuance of Series A Preferred Stock, the Company entered into an Investors’ Rights Agreement (the “Rights Agreement”). The Rights Agreement provides that holders of at least 40% of the Series A Preferred Stock, including common stock into which the Series A Preferred Stock has been converted, may demand and cause the Company to register a Form S-1 or Form S-3, if eligible, on their behalf for the shares of common stock issued, issuable or that may be issuable upon conversion of the Series A Preferred Stock (the “Registrable Securities”). Whenever required under this agreement to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective.

Series B Preferred Stock – As of December 31, 2012 there were 1,500,000 shares of Series B Preferred Stock outstanding.

The Series B Preferred Stock ranks senior in liquidation and dividend preferences to the Company’s common stock. Holders of Series B Preferred Stock accrue dividends at the rate per annum of $0.16 per share. At December 30, 2012, Series B Preferred Stock had dividends accumulated of $286,685.  No dividends have been declared, therefore there are no amounts accrued on the balance sheet.

The holders of the Series B Preferred Stock have conversion rights equivalent to such number of fully paid and non-assessable shares of common stock as is determined by dividing the Series B original issue price of $2.00 by the then applicable conversion price. The conversion ratio is subject to customary antidilution adjustments, including in the event that the Company issues equity securities at a price equivalent to less than the conversion price in effect immediately prior to such issue.

The holders of Series B Preferred Stock have a liquidation preference over the holders of the Company’s common stock equivalent to the purchase price per share of the Series B Preferred Stock plus any accrued and unpaid dividends, whether or not declared, on the Series B Preferred Stock. A liquidation would be deemed to occur upon the happening of customary events, including transfer of all or substantially all of the Company’s common stock or assets or a merger, or consolidation. The Company believes that such liquidation events are within its control and therefore the Company has classified the Series B Preferred Stock in stockholders’ equity.

The holders of Series B Preferred Stock vote together as a single class with the holders of the Company’s common stock on all action to be taken by the Company’s stockholders. Each share of Series B Preferred Stock entitles the holder to the number of votes equal to the number of shares of common stock into which the shares of the Series B Preferred Stock are convertible into as of the record date for determining stockholders entitled to vote on such matter.

In connection with the issuance of Series B Preferred Stock, the Company entered into an Investors’ Rights Agreement with the same terms and conditions as the Rights Agreement for the Series A Preferred Stock described above.

Series C Preferred Stock – As of December 31, 2012 there were 760,000 shares of Series C Preferred Stock outstanding.

The Series C Preferred Stock ranks senior in liquidation and dividend preferences to the Company’s common stock. Holders of Series C Preferred Stock accrue dividends at the rate per annum of $0.16 per share. At December 31, 2012, Series C Preferred Stock had dividends accumulated of $49,172.  As dividends are accrued and payable quarterly on the Series C Preferred Stock, the Company has accrued $49,172 for dividends payable in accrued expenses as of December 31, 2012.

The holders of the Series C Preferred Stock have conversion rights equivalent to such number of fully paid and non-assessable shares of common stock as is determined by dividing the Series C original issue price of $2.00 by the then applicable conversion price. The conversion ratio is subject to customary antidilution adjustments, including in the event that the Company issues equity securities at a price equivalent to less than the conversion price in effect immediately prior to such issue.

The holders of Series C Preferred Stock have a liquidation preference over the holders of the Company’s common stock equivalent to the purchase price per share of the Series C Preferred Stock plus any accrued and unpaid dividends, whether or not declared, on the Series C Preferred Stock. A liquidation would be deemed to occur upon the happening of customary events, including transfer of all or substantially all of the Company’s common stock or assets or a merger, or consolidation. The Company believes that such liquidation events are within its control and therefore the Company has classified the Series C Preferred Stock in stockholders’ equity.

The holders of Series B Preferred Stock vote together as a single class with the holders of the Company’s common stock on all action to be taken by the Company’s stockholders. Each share of Series C Preferred Stock entitles the holder to the number of votes equal to the number of shares of common stock into which the shares of the Series C Preferred Stock are convertible into as of the record date for determining stockholders entitled to vote on such matter.

In connection with the issuance of Series C Preferred Stock, the Company entered into an Investors’ Rights Agreement with the same terms and conditions as the Rights Agreement for the Series A Preferred Stock described above.

Treasury Stock Transaction

Effective January 26, 2012 two of our founders, including our former Chief Executive Officer, Mr. Larry Griffin, severed their ties with the Company upon execution of a settlement agreement with us.  At the time of their departure from the Company, each of them returned 525,000 shares of common stock to the Company for cancellation to assist the Company and provide for a better capitalization to all the investors, and sold their remaining shares to other persons.  The settlement agreement did not provide for payment by us or the founders.

Stock Options

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
Balance, December 31, 2011	300,000	$ 2.00
Granted	872,000	$ 2.00
Exercised	(150,000)	$ 2.00
Cancelled	–	$ –
Balance, December 31, 2012	1,022,000	$ 2.00	4.30

Exercisable, December 31, 2012	710,000	$ 2.00

The fair value of each stock option granted was estimated on the date of grant using the Black Scholes option pricing model with the following assumptions:

	December 31, 2012	December 31, 2011
Risk-free interest rate range	0.62% – 0.91%	0.88% – 1.08%

Expected life	5.0 years	5.0 years
Vesting Period	0 – 4 Years	At date of grant
Expected volatility	39%	39%
Expected dividend	–	–
Fair value range of options at grant date	$0.675– $0.705	$0.704– $0.710

Significant assumptions utilized in determining the fair value of our stock options included the volatility rate, estimated term of the options, risk-free interest rate and forfeiture rate.  In order to estimate the volatility rate at each issuance date, given that the Company has not established a historical volatility rate as it has been a private company through the filing date, management reviewed volatility rates for a number of companies with similar manufacturing operations to arrive at an estimated volatility rate for each option grant.  The term of the options was assumed to be five years, which is the contractual term of the options.  The risk-free interest rate was determined utilizing the treasury rate with a maturity equal to the estimated term of the option grant.  Finally, management assumed a zero forfeiture rate as the options granted were either fully-vested upon the date of grant or had relatively short vesting periods.  As such, management does not currently believe that any of the options granted will be forfeited.  We will monitor actual forfeiture rates, if any, and make any appropriate adjustments necessary to our forfeiture rate in the future.

For the year ended December 31, 2012, the Company recorded stock-based compensation expense of $456,998. During the period from March 29, 2011 (date of inception) through December 31, 2011, the Company recorded stock-based compensation expense of $212,114.

As of December 31, 2012 there was $181,455 of unrecognized compensation expense related to the issuance of the stock options.

Performance Stock Options

	Number of Options	Weighted Average Exercise Price
Balance, December 31, 2011	1,400,000	$ 0.06
Granted	40,000	$ 2.00
Exercised	–	$ –
Cancelled	–	$ –
Balance, December 31, 2012	1,440,000	$ 0.11

Exercisable, December 31, 2012	40,000	$ 2.00

See Note 4 for further discussion of the performance options.

8.

NET LOSS PER COMMON SHARE:

The Company computes loss per share of common stock using the two-class method required for participating securities.  Our participating securities include all series of our convertible preferred stock.  Undistributed earning allocated to these participating securities are added to net loss in determining net loss attributable to common stockholders.  Basic and Diluted loss per share are computed by dividing net loss attributable to common stockholder by the weighted-average number of shares of common stock outstanding.

Outstanding options were not included in the computation of diluted loss per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

The calculation of the numerator and denominator for basic and diluted net loss per common share is as follows:

	For the period from March 29, 2011 (date of inception) through December 31, 2012	For the year ended December 31, 2012	For the period from March 29, 2011 (date of inception) through December 31, 2011
Net Loss	$ (3,381,635)	$ (2,440,538)	$ (941,097)
Basic and diluted:
Preferred stock cumulative dividend – Series A	68,490	39,998	28,492
Preferred stock cumulative dividend – Series B	286,685	240,000	46,685
Preferred stock cumulative dividend – Series C	49,172	49,172	-
Net income available to preferred stockholders	404,347	329,170	75,177
Net loss attributable to common stockholders	(3,785,982)	(2,769,708)	(1,016,274)
Net loss	$ (3,381,635)	$ (2,440,538)	$ (941,097)

9.

COMMITMENTS AND CONTINGENCIES:

Lease Commitments – On July 18, 2012, the Company entered into a thirteen month lease for office space for our corporate headquarters located in Greenwood Village, Colorado.  Under the terms of the lease agreement, the Company leased approximately 2,244 square feet of general office space.  The lease term commenced on July 23, 2012 and continues through August 31, 2013.

Total rent expense for the year ended December 31, 2012 and the period from March 29, 2011 (date of inception) through December 31, 2011 was $27,000 and $34,000, respectively.

The Company’s remaining commitment under its current lease term for 2013 is approximately $23,000.

Purchase Commitments – As of December 31, 2012, the Company has a commitment to its manufacturer to purchase equipment totaling approximately $216,000.

10.

RELATED PARTY TRANSACTIONS:

For the year ended December 31, 2012, the Company paid consulting fees of $45,000 to Steve Garland, before he was hired as the Company’s Chief Executive Officer.  In addition, during the year ended December 31, 2012, the Company paid consulting fees of $196,400 and interest of $60,000 to Richard Giles, a founder, stockholder and former director of the Company. The consulting payments to Richard Giles in 2012 included a prepaid amount of $15,800, for January 2013 services.

During the period from March 29, 2011 (date of inception) through December 31, 2011, the Company paid consulting fees of $65,600 and interest of $43,130 to Richard Giles.  In addition, during the period from March 29, 2011 (date of inception) through December 31, 2011, the Company paid rent and related office expenses of $46,032 to Hunter Capital LLC, managed by founders and former officers of the Company.

Heatwurx, Inc.

Up to 8,210,000 Shares of Common Stock

PROSPECTUS

June 5, 2013